NOTICE OF CHANGE TO DIRECTORS’ CIRCULAR
RECOMMENDING
ACCEPTANCE
OF THE REVISED OFFER BY
DEMATAL CORP.
A WHOLLY-OWNED SUBSIDIARY OF
GENZYME CORPORATION
TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES OF
ANORMED INC.
FOR US$13.50 CASH PER SHARE
DIRECTORS’ RECOMMENDATION
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS
ACCEPT THE US$13.50 GENZYME OFFER AND TENDER
THEIR ANORMED SHARES TO THE US$13.50 GENZYME OFFER.
Information contained in this Notice of Change varies and updates certain information contained in the Directors’ Circular dated September 5, 2006 relating to the Genzyme Offer, as varied and extended on October 10, 2006 and as varied and extended on October 17, 2006. This Notice of Change should be read in conjunction with the foregoing Directors’ Circular.
North American Toll Free Phone: 1-866-639-3460
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
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OCTOBER 17, 2006
NOTICE TO NON-CANADIAN SHAREHOLDERS
Our financial statements are prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies and other non-Canadian companies. The enforcement by shareholders of civil liabilities under United States federal securities laws or under the laws of other non-Canadian jurisdictions may be affected adversely by the fact that we are incorporated under the laws of Canada, certain of our directors and a majority of our executive officers are residents of Canada, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws or the securities laws of other non-Canadian jurisdictions. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a United States or other non-Canadian court’s judgment. This transaction has not been approved or disapproved by any United States or other securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of this document.

October 17, 2006
Dear AnorMED Shareholder:
      The enclosed Notice of Change to Directors’ Circular (the “Notice of Change”) accompanies a Notice of Variation and Extension from Dematal Corp., a direct wholly-owned subsidiary of Genzyme Corporation (collectively “Genzyme”), increasing its initial offer to purchase all of the issued and outstanding common shares of our company, AnorMED Inc. (“AnorMED”), from US$8.55 cash per share to US$13.50 cash per share (the “Revised Genzyme Offer”). The Revised Genzyme Offer is conditional upon at least 66 2/3% of our outstanding common shares, on a fully diluted basis, being tendered to the Revised Genzyme Offer and other conditions described in the Revised Genzyme Offer being satisfied. The Revised Genzyme Offer expires on November 6, 2006 unless extended.
      The board of directors of AnorMED (the “Board”), after consulting with its financial and legal advisors and on the recommendation of the Strategic Initiatives Committee of the Board, has unanimously determined that the Revised Genzyme Offer is fair, from a financial point of view, to AnorMED shareholders and that it is in the best interests of AnorMED. Accordingly, your Board has resolved unanimously to RECOMMEND that you ACCEPT the Revised Genzyme Offer and TENDER your AnorMED shares to the Revised Genzyme Offer.
      In making your decision regarding the Revised Genzyme Offer, you are urged to consider the following factors that your Board considered in making its recommendation:

1.	The Revised Genzyme Offer represents improved value and is at a substantial premium to the US$12.00 offer made on October 5, 2006 by Sidney Acquisitions ULC, an indirect wholly-owned subsidiary of Millennium Pharmaceuticals, Inc. (which offer was terminated on October 17, 2006).

2.	The Revised Genzyme Offer represents the best alternative currently available.

3.	The Revised Genzyme Offer is fair to AnorMED shareholders from a financial point of view.

4.	AnorMED’s directors, senior officers, executive officers and principal shareholders intend to tender their AnorMED shares to the Revised Genzyme Offer.

5.	Under its Support Agreement with Genzyme, the Board remains able to respond, in accordance with its fiduciary duties, to unsolicited bona fide written acquisition proposals that are more favourable from a financial point of view than the Revised Genzyme Offer.
      For these and other reasons described in the accompanying Notice of Change, your Board unanimously recommends that AnorMED shareholders tender their AnorMED shares to the Revised Genzyme Offer.
Sincerely,
(signed) Kenneth H. Galbraith
Chairman & Interim Chief Executive Officer
On behalf of the Board of Directors

TABLE OF CONTENTS

NOTICE OF CHANGE TO DIRECTORS’ CIRCULAR	1
NOTICE TO HOLDERS OF ANORMED OPTIONS	1
RECOMMENDATION OF THE BOARD OF DIRECTORS	1
REASONS FOR ACCEPTING THE REVISED GENZYME OFFER	2
INTENTION TO ACCEPT THE REVISED GENZYME OFFER	3
BACKGROUND TO THE REVISED GENZYME OFFER	3
AGREEMENTS RELATING TO THE REVISED GENZYME OFFER	7
OWNERSHIP OF SECURITIES OF GENZYME	21
INTERESTS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS IN MATERIAL CONTRACTS OF GENZYME	21
ARRANGEMENTS BETWEEN ANORMED AND ITS DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS	22
OWNERSHIP OF SECURITIES BY DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS	24
PRINCIPAL HOLDERS OF ANORMED SHARES	25
TRADING IN ANORMED SHARES	26
ISSUANCES OF ANORMED SECURITIES	26
PERSONS RETAINED IN CONNECTION WITH THE REVISED GENZYME OFFER	27
OTHER INFORMATION	28
MATERIAL CHANGES IN THE AFFAIRS OF ANORMED	28
STATUTORY RIGHTS	28
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	28
CURRENCY AND EXCHANGE RATES	31
AVAILABILITY OF DISCLOSURE DOCUMENTS	31
OTHER MATTERS	32
APPROVAL OF NOTICE OF CHANGE	32
CONSENT OF GOLDMAN, SACHS & CO	33
CERTIFICATE	34
SCHEDULE A — GLOSSARY	A-1
SCHEDULE B — OPINION OF GOLDMAN, SACHS & CO	B-1

NOTICE OF CHANGE TO DIRECTORS’ CIRCULAR
      This Notice of Change to Directors’ Circular (the “Notice of Change”) relates to the directors’ circular dated September 5, 2006 issued by the board of directors of AnorMED (the “Board”) in connection with the offer (the “Original Genzyme Offer”), by Dematal Corp. (the “Offeror”), a wholly owned subsidiary of Genzyme Corporation (“Genzyme”), to purchase all of the outstanding common shares (the “Shares”) of AnorMED and the accompanying Offer to Purchase and Circular, dated September 1, 2006 of Dematal and Genzyme (the “Genzyme Circular”), as amended on October 10, 2006 to extend the expiry of such offer to 12:01 a.m. (Vancouver time) on October 23, 2006, and as varied and extended on October 17, 2006 to extend the expiry time to 8:00 a.m. (Vancouver time) on November 6, 2006 (the “Expiry Time”) and to increase the cash consideration to be paid per share from US$8.55 to US$13.50 (the “Revised Genzyme Offer”).
      The Board has issued this Notice of Change as a result of the Revised Genzyme Offer and pursuant to a support agreement entered into between AnorMED and Genzyme on October 17, 2006 (the “Genzyme Support Agreement”). See “Agreements Relating to the Revised Genzyme Offer — Genzyme Support Agreement”. The Board has also issued this Notice of Change as a result of the announcement by Millennium Pharmaceuticals, Inc. (“Millennium”) on October 17, 2006 that it would not be exercising its right to match the Revised Genzyme Offer, and the termination of the support agreement entered into between AnorMED and Millennium on September 26, 2006 (the “Millennium Support Agreement”) and the termination of the US$12.00 offer to purchase all of the Shares that was made on October 5, 2006 by Sidney Acquisition ULC, an indirect wholly-owned subsidiary of Millennium (the “Millennium Offer”).
      In this Notice of Change, “AnorMED Inc.”, “AnorMED”, “the Company”, “we”, “our” and “us” refer to AnorMED Inc. and its subsidiaries, unless the context requires otherwise. Unless defined elsewhere, certain terms used in this Notice of Change are defined in the “Glossary” section of this Notice of Change.
NOTICE TO HOLDERS OF ANORMED OPTIONS
      The Revised Genzyme Offer is made only for AnorMED Shares and is not made for any options or other rights to acquire Shares. Pursuant to the terms of the Genzyme Support Agreement, subject to the receipt of any necessary regulatory approvals, AnorMED agreed to make such amendments to its stock option plans or option agreements thereunder, if any, as may be necessary, and take all such other steps as may be necessary or desirable, to allow all persons holding stock options, who may do so under applicable laws, to dispose of their outstanding “in-the-money” options on an accelerated vesting and cashless basis for the purpose of tendering under the Genzyme Offer all Shares issued in connection with such cashless disposition. A separate package of materials will be sent by AnorMED to each holder of options, which material will set out, in greater detail, the process relating to the disposition of options and the tendering of the resulting Shares to the Revised Genzyme Offer.
RECOMMENDATION OF THE BOARD OF DIRECTORS
      The Board has carefully reviewed and considered the Revised Genzyme Offer, the Genzyme Support Agreement and the recommendation of the Strategic Initiatives Committee, comprised of certain directors of the Company that was established to review, consider and evaluate the Revised Genzyme Offer and other strategic alternatives, and has received the benefit of advice from its financial and legal advisors. Based upon the recommendation of the Strategic Initiatives Committee and the Goldman Sachs Opinion, and the advice of its financial and legal advisors, the Board unanimously concluded that the Revised Genzyme Offer is fair, from a financial point of view, to the Shareholders, and that the Revised Genzyme Offer is in the best interests of AnorMED. The Board unanimously recommends that AnorMED Shareholders accept the Revised Genzyme Offer and tender their AnorMED Shares to the Revised Genzyme Offer. See “Reasons for Accepting the Revised Genzyme Offer”.

RECOMMENDATION OF ACCEPTANCE OF REVISED GENZYME OFFER
The Board unanimously recommends that AnorMED Shareholders ACCEPT the Revised Genzyme Offer and TENDER their AnorMED Shares to the Revised Genzyme Offer.
Shareholders who have already validly deposited their AnorMED Shares to the Original Genzyme Offer, and have not subsequently withdrawn their Shares tendered, need take no further action to accept the Revised Genzyme Offer with respect to the previously tendered Shares.
      Shareholders should consider the Revised Genzyme Offer carefully and come to their own conclusions as to whether to accept or reject the Revised Genzyme Offer and as to the adequacy of the consideration to be received for their AnorMED Shares. Shareholders who are in doubt as to how to respond to the Revised Genzyme Offer should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisors. Shareholders are advised that acceptance of the Revised Genzyme Offer may have tax consequences and they should consult their own professional tax advisors. Enquiries concerning the information in this Notice of Change should be directed to Kingsdale Shareholder Services Inc., at the telephone number listed on the back page of this Notice of Change.
REASONS FOR ACCEPTING THE REVISED GENZYME OFFER
      The following is a summary of the principal reasons for the recommendation of the Board that Shareholders ACCEPT the Revised Genzyme Offer and TENDER their Shares to the Revised Genzyme Offer.

1.	Improved Value Represented by the Revised Genzyme Offer
      The Revised Genzyme Offer represents a 57.9% premium over the Original Genzyme Offer and a 12.5% premium over the terminated Millennium Offer.

2.	Best Alternative Currently Available
      The Strategic Initiatives Committee and the Board, with the assistance of the Company’s financial advisors, have been pursuing strategic alternatives, including discussions with Millennium, in an attempt to secure a better proposal than the Revised Genzyme Offer. With the announcement by Millennium on October 17, 2006 that it was not prepared to amend its offer to match the price offered by Genzyme under the Revised Genzyme Offer, and the termination of the Millennium Support Agreement and Millennium Offer, the Strategic Initiatives Committee and the Board concluded that the Revised Genzyme Offer represents the best alternative currently available to AnorMED and AnorMED Shareholders.

3.	Fairness Opinion
      In connection with the Revised Genzyme Offer, the Strategic Initiatives Committee and the Board received the opinion of Goldman Sachs, dated October 16, 2006, the full text of which is attached as Schedule B to the Notice of Change, to the effect that, as of the date of the opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Shareholders in the Revised Genzyme Offer pursuant to the Genzyme Support Agreement was fair, from a financial point of view, to the Shareholders.
      You should read the opinion of Goldman Sachs carefully and in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the reviews undertaken. The opinion was provided to the Strategic Initiatives Committee and the Board in connection with their respective considerations of the Revised Genzyme Offer. The opinion does not address any other aspect of the Genzyme Support Agreement and does not constitute a recommendation as to whether or not any Shareholder should tender their Shares in connection with the Revised Genzyme Offer.

4.	Ability to Respond to Superior Proposals
      Under the Genzyme Support Agreement, the Board remains able to participate in any discussions or negotiations in respect of any unsolicited proposal that it determines could reasonably be expected to lead to a Superior Proposal. In addition, the Board may support a Superior Proposal provided it has provided Genzyme a right to match such Superior Proposal and has paid a non-completion fee. See “Agreements Relating to the Revised Genzyme Offer — Genzyme Support Agreement” for the definition of “Superior Proposal”, and for a summary of the material terms and conditions of the Genzyme Support Agreement.
      The foregoing summary of the information and factors considered by the Board is not intended to be exhaustive of the information and factors considered by the Board in reaching its conclusion and making its recommendation, but includes the material information, factors and analysis considered by the Board in reaching its conclusion and recommendation. The directors of AnorMED evaluated the various factors summarized above in light of their own knowledge of the business, financial condition and prospects of AnorMED, and based upon the advice of the Company’s financial and legal advisors and the recommendation of the Strategic Initiatives Committee. In view of the numerous factors considered in connection with its evaluation of the Millennium Offer and the Revised Genzyme Offer, the Board did not find it practical to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusion and recommendation. In addition, individual members of the Board may have given different weight to different factors. The conclusion and recommendation of the Board was made after considering all of the information and factors involved.
INTENTION TO ACCEPT THE REVISED GENZYME OFFER
      The directors, executive officers and senior officers of AnorMED and, to their knowledge after reasonable enquiry, each of their respective associates, affiliates, and any person or company acting jointly or in concert with AnorMED have indicated their intention to tender their Shares to the Revised Genzyme Offer. The principal holders of AnorMED Shares, being various funds advised by Baker Bros. Advisors, LLC, have also indicated their intention to tender their Shares to the Revised Genzyme Offer. In this regard, the Chairman and Interim Chief Executive Officer of AnorMED and such funds advised by Baker Bros. Advisors, LLC, holding in the aggregate approximately 21.5% of the outstanding AnorMED Shares, on a fully-diluted basis, have agreed to ACCEPT the Revised Genzyme Offer and TENDER their respective AnorMED Shares to the Revised Genzyme Offer pursuant to the Shareholder Support Agreements. See “Agreements Relating to the Revised Genzyme Offer — Shareholder Support Agreements”.
BACKGROUND TO THE REVISED GENZYME OFFER
      From September 5, 2006 to September 24, 2006, Goldman Sachs continued to contact or was contacted by parties regarding their interest in entering into a strategic transaction with AnorMED, including a possible acquisition transaction. During this time, Goldman Sachs had discussions with numerous parties and AnorMED entered into confidentiality agreements with multiple parties who were then provided access to a data room established for this purpose and management personnel. Throughout this period, the material in the data room was supplemented from time to time with additional documents and confidential information relating to the business, operations and strategic plans of AnorMED.
      Since February 2005, AnorMED had been in discussions with Millennium Pharmaceuticals, Inc. (“Millennium”). At the time that Genzyme made its announcement of its intentions to make the Original Genzyme Offer, management of Millennium had been in contact with us to reopen discussions regarding a potential acquisition of AnorMED by Millennium.

      On September 5, 2006, we entered into a revised confidentiality agreement with Millennium that included a standstill requirement expiring on September 25, 2006. Following this, various representatives of Millennium spent September 5 and 6, 2006 at our offices in Langley, British Columbia in order to perform due diligence. By September 13, 2006, Millennium had completed its preliminary due diligence of AnorMED.
      On September 19, 2006, AnorMED held its 2006 annual and special meeting of Shareholders in Vancouver, British Columbia. At the meeting, Mr. Galbraith gave a presentation that included a discussion of AnorMED’s strategic plan and its current process to solicit proposals from third parties that might be interested in pursuing strategic alternatives with AnorMED.
      On September 21, 2006, JP Morgan, Millennium’s financial advisors, communicated to Goldman Sachs that Millennium would be interested in making an all-cash offer for AnorMED. Later on that day, Mr. Hector MacKay-Dunn, Q.C., received a letter from the Canadian counsel to Genzyme requesting access to AnorMED’s data room under an appropriate confidentiality agreement.
      On the morning of September 22, 2006, Mr. Galbraith spoke by telephone with Mr. Peter Wirth, Chief Legal Officer, Executive Vice President, Legal and Corporate Development and Secretary of Genzyme (“Mr. Wirth”), to clarify the request for access to the data room and to provide an opportunity for Mr. Wirth to produce any further information for the Strategic Initiatives Committee to consider in determining whether to consider in good faith Genzyme’s request. Mr. Galbraith discussed the Company’s concern with respect to a potential breach by Genzyme of the terms and conditions of the existing confidentiality agreement between the parties. Mr. Galbraith also stated that the Company was focusing its efforts on pursuing strategic alternatives that potentially offered greater value for Shareholders than the Original Genzyme Offer of US$8.55 per Share in cash.
      Later on September 22, 2006, the Strategic Initiatives Committee convened with its and AnorMED’s financial and legal advisors to discuss the request by Genzyme. After receiving advice from its financial and legal advisors and considering several key factors, the Strategic Initiatives Committee determined that granting such a request at the current time would not be consistent with the objective of pursuing strategic alternatives that offered greater value for Shareholders than the Original Genzyme Offer of US$8.55 per Share.
      Also on September 22, 2006, the Strategic Initiatives Committee convened with its legal advisors and AnorMED’s financial and legal advisors to discuss the possibility of entering into a supported transaction with Millennium. On the evening of September 22, 2006, Millennium provided a formal proposed support agreement in respect of an acquisition transaction to acquire AnorMED.
      Throughout the day on September 23, 2006, the Strategic Initiatives Committee and its and AnorMED’s financial and legal advisors reviewed and discussed the terms of Millennium’s proposed support agreement.
      On the evening of September 24, 2006, the Strategic Initiatives Committee met to review the Millennium Offer and to receive a presentation by Goldman Sachs of its analysis regarding the transaction proposed by Millennium, the process undertaken to contact and assess the interests of other potential bidders, and the methodology, analysis and conclusions in respect of its fairness assessment of the Millennium Offer. Goldman Sachs indicated that it was prepared to provide its opinion that the Millennium Offer was fair, from a financial point of view, to Shareholders. Following its deliberations, the Strategic Initiatives Committee resolved to recommend to the Board that it approve the Millennium Offer and the execution of the Millennium Support Agreement.
      On September 25, 2006, the Strategic Initiatives Committee and management of Millennium came to an agreement on price and, together with the financial and legal advisors for both parties, negotiated the terms of the Millennium Support Agreement.
      On the morning of September 26, 2006, trading of AnorMED’s Shares was halted until the dissemination of news releases by AnorMED and Millennium announcing the proposed transaction and the execution of the Millennium Support Agreement. Also on September 26, 2006, AnorMED’s Chairman and various funds advised by the Baker Brothers, collectively representing approximately 21.5% of the outstanding Shares on a fully diluted basis, announced that they had entered into Shareholder Support Agreements with Millennium and would tender their shares to the Millennium Offer, subject to, among other things, their ability to withdraw such support in the event of a Superior Proposal.
      On September 28, 2006, Mr. Wirth, contacted Mr. Galbraith by telephone enquiring about the status of a formal response to Genzyme’s request for entering into a confidentiality agreement in order to permit Genzyme access to the Company’s data room and to management. Mr. Galbraith replied that a written response to their request would be provided promptly to Genzyme’s Canadian counsel. Later that day, Mr. MacKay-Dunn provided a letter to Genzyme’s Canadian counsel indicating that their request to access the data room and management was denied by the Strategic Initiatives Committee due to the provisions of our Millennium Support Agreement.
      On September 29, 2006, Genzyme provided the Company with a new proposal to increase its initial tender offer price from US$8.55 per Share in cash to a price in excess of US$12.00 per share in cash. Genzyme’s proposal and determination of a final price would be subject to satisfactory completion of a due diligence review of AnorMED’s material non-public information. Genzyme proposed that its revised offer would meet the requirements of a competing superior proposal as specified in the Millennium Support Agreement.
      Later on September 29, 2006, the Strategic Initiatives Committee met to consider the Genzyme proposal based on the information available. After receiving the advice of its financial and legal advisors and in the context of its legal obligations under the Millennium Support Agreement, the Strategic Initiatives Committee determined, in good faith, that the new proposal from Genzyme could reasonably be expected to lead to a Superior Proposal and therefore was prepared to recommend an action be taken by the Board to make such a determination.
      On September 30, 2006, the Board met and considered the Genzyme proposal based on information available, the recommendation of the Strategic Initiatives Committee, acting in good faith, and after receiving advice of its financial and legal advisors, all in the context of AnorMED’s legal obligations under the Millennium Support Agreement. The Board did not determine that Genzyme’s proposal was a Superior Proposal as defined in the Millennium Support Agreement. Accordingly, the Board continued to recommend that Shareholders accept the Millennium Offer. However, the Board did determine that the Genzyme proposal could reasonably be expected to lead to a Superior Proposal. This determination, of which Millennium was promptly notified, allowed AnorMED to respond to Genzyme’s request to be provided access to AnorMED’s data room and to management pursuant to a confidentiality agreement. Following the Board’s determination, AnorMED’s legal and financial advisors engaged representatives of Genzyme and their advisors in a series of discussions regarding their proposal and the confidentiality agreement purporting to be entered into.
      On the evening of October 3, 2006, the Board met and confirmed its support of the Millennium Offer, confirm rejection of the Original Genzyme Offer, approved the Millennium Directors’ Circular and agreed to the entering into of a confidentiality agreement with Genzyme.
      On October 4, 2006, AnorMED and Genzyme executed a confidentiality agreement which provided Genzyme access to AnorMED’s data room and to management. In addition to customary provisions found in such agreements, Genzyme had also agreed not to, with certain conditions, commence a new tender offer or amend or extend the current tender offer except for the following two exceptions: (i) a tender offer to acquire all of the Shares where the price per common share in cash is greater than US$12.00 per Share; and (ii) an extension of the current offer on substantially its current terms other than the expiration date being amended to until on or before 12:01 a.m. (Vancouver time) on October 23, 2006.
      On October 5, 2006, a team of employees from Genzyme visited AnorMED’s offices in Langley, British Columbia to continue their due diligence under the confidentiality agreement and to meet with various members of AnorMED senior management team.
      Later on October 5, 2006, Millennium published its advertisement regarding the Millennium Offer.

      Also on October 5, 2006, Mr. Galbraith contacted Mr. Wirth by telephone to discuss timing and to inquire into the next steps in their process.
      On October 6, 2006, we filed our Directors’ Circular recommending that Shareholders accept the Millennium Offer and issued a press release announcing such recommendation.
      On October 6, 2006, the Strategic Initiatives Committee met to receive updates from the financial and legal advisors and also from management regarding discussions held with Genzyme.
      On October 10, 2006, Genzyme issued a press release announcing that it was prepared to increase its offer to acquire all outstanding shares of AnorMED to US$13.50 per share, contingent upon AnorMED executing a support agreement with Genzyme by 5:30 p.m. Boston time on October 17, 2006. Genzyme gave AnorMED until 4 p.m. Vancouver time on October 11, 2006 to determine whether or not its proposal constituted a Superior Proposal under the terms of the Millennium Support Agreement. If the support agreement was executed, Genzyme would formally increase the offer price and extend its offer. A letter was sent to Mr. Galbraith from Mr. Wirth providing notice that Genzyme was prepared to amend their bid to a price of US$13.50 per Share contingent upon AnorMED executing the support agreement. Subsequently, a letter from Genzyme’s legal counsel was sent to Mr. MacKay-Dunn reiterating the letter sent to Mr. Galbraith from Mr. Wirth that included a draft form of support agreement. The Strategic Initiatives Committee met to discuss this proposal. Following the Strategic Initiatives Committee meeting, Mr. MacKay-Dunn provided written notice to Millennium and their legal counsel that the Board had made the determination that the amended bid from Genzyme could reasonably be expected to lead to a Superior Proposal. Along with the letter, Mr. MacKay-Dunn forwarded all documents received that day from Genzyme to Millennium pursuant to the terms of the Millennium Support Agreement.
      Throughout the day, there were various discussions with Genzyme’s financial advisors and legal advisors and their AnorMED counterparts regarding the terms of the support agreement that Genzyme was interested in executing.
      On the morning of October 11, 2006, the Strategic Initiatives Committee convened with its and AnorMED’s financial and legal advisors to discuss the October 10th Genzyme press release and the determination of whether or not the Genzyme proposal constituted a Superior Proposal and the possibility of entering into a supported transaction with Genzyme.
      Later in the morning, the Strategic Initiatives Committee reconvened to update the Board on various conversations they had held with their respective counterparts. Following the Strategic Initiatives Committee meeting, the Board met and after receiving the advice of its financial and legal advisors, made the determination, in good faith, that the Genzyme proposal was a Superior Proposal. Millennium and its legal counsel were promptly notified by a letter sent by Mr. MacKay-Dunn on behalf of AnorMED, that Millennium had a right to match the Genzyme proposal within three business days pursuant to the Millennium Support Agreement.
      On the evening of October 11, 2006, Genzyme provided a formal proposed support agreement in respect of an acquisition transaction to acquire AnorMED.
      Throughout the days of October 13, 14 and 15, 2006, the Strategic Initiatives Committee and its and AnorMED’s financial and legal advisors reviewed and discussed the terms of Genzyme’s proposed Genzyme Support Agreement. Concurrently, the Strategic Initiatives Committee, management and AnorMED’s financial and legal advisors remained available to Millennium’s representatives and advisors to negotiate in good faith with Millennium to make such adjustments to the terms and conditions of the Millennium Offer to enable Millennium to proceed with a revised offer that would result in the Revised Genzyme Offer not being a “Superior Proposal”.
      On the morning of October 16, 2006, AnorMED received a letter from Millennium indicating that it was not intending to exercise its right to match the Genzyme proposal within the 3 business days pursuant to the Millennium Support Agreement. Therefore, unless the parties agreed otherwise, the Millennium Support Agreement would terminate at 11:59 p.m. Vancouver time that evening in accordance with its terms.

      Following receipt of the letter from Millennium, AnorMED’s legal advisors discussed with Millennium’s legal advisors the terms of a termination and release agreement (“Termination and Release Agreement”) that would form the basis of the termination of the Millennium Support Agreement and the payment by AnorMED of the US$19.5 million non-completion fee (“Non-Completion Fee”) to Millennium as contemplated by the Millennium Support Agreement.
      In the afternoon of October 16, 2006, the Strategic Initiatives Committee met to review the Revised Genzyme Offer and to receive a presentation by Goldman Sachs of its analysis regarding the amended transaction proposed by Genzyme and the process undertaken to assess the attractiveness of the Revised Genzyme Offer in light of the Millennium Offer, and the methodology, analysis and conclusions in respect of its fairness assessment of the Revised Genzyme Offer. Goldman Sachs indicated that it was prepared to provide its opinion that the Revised Genzyme Offer was fair, from a financial point of view, to Shareholders. Following its deliberations, and having received the advice of its financial and legal advisors and the Goldman Sachs fairness opinion, the Strategic Initiatives Committee resolved to recommend to the Board that it approve the Revised Genzyme Offer and the execution of the Genzyme Support Agreement and to recommend the approval of the Termination and Release Agreement and the payment to Millennium of the Non-Completion Fee.
      Following the Strategic Initiatives Committee meeting on October 16, 2006, the Board met to consider the recommendation of the Strategic Initiatives Committee to approve the Revised Genzyme Offer. After careful consideration, and having received the advice of its financial and legal advisors and the Goldman Sachs fairness opinion, the Board unanimously concluded that the Revised Genzyme Offer is fair, from a financial point of view, to the Shareholders, the Revised Genzyme Offer is in the best interest of AnorMED, and the Board unanimously recommends that AnorMED Shareholders accept the Revised Genzyme Offer and tender their AnorMED Shares to the Revised Genzyme Offer.
      Shortly before the opening of the markets on October 17, 2006, AnorMED and Genzyme issued press releases announcing the Revised Genzyme Offer and the entering into of the Support Agreement between AnorMED and Genzyme and the entering into of the Shareholder Support Agreements.
      In the afternoon of October 17, 2006, Millennium announced that it had terminated the Millennium Offer.
AGREEMENTS RELATING TO THE REVISED GENZYME OFFER
      Except as described below, no arrangement, agreement, commitment or understanding has been made, or is proposed to be made, between the Genzyme or the Offeror and any of the directors or senior officers of AnorMED relating to any matter, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office if the Revised Genzyme Offer is successful. None of the directors or senior officers of AnorMED is a director or senior officer of the Genzyme or the Offeror or any of their respective subsidiaries.
Genzyme Support Agreement
      On October 17, 2006, AnorMED, Genzyme and the Offeror entered into the Genzyme Support Agreement, pursuant to which Genzyme has agreed to amend the Revised Genzyme Offer through the Offeror, and AnorMED has agreed to support the Revised Genzyme Offer, subject to the conditions set forth therein. The following is a summary of the principal terms of the Genzyme Support Agreement. This summary is qualified in its entirety by reference to the full text of the Genzyme Support Agreement filed by Genzyme and AnorMED with the SEC and available at www.sec.gov, and filed by AnorMED with applicable securities regulatory authorities in Canada and available at www.sedar.com.

     Certain Definitions
      As used under this heading and elsewhere in this Notice of Change, the following terms and expressions have the respective meanings given to them hereinafter. Capitalized terms used in the summary below that are not defined below or elsewhere in this document have the meanings set forth in the Support Agreement.
      “Alternative Transaction” means (other than by the Offeror or its affiliates and except for the transactions contemplated by the Genzyme Support Agreement): (i) any merger, formal take-over bid or tender offer made by way of take-over bid circular, amalgamation, plan of arrangement, business combination, reorganization, recapitalization, consolidation, issuer bid, liquidation or winding-up in respect of AnorMED or any of its subsidiaries; (ii) any sale of assets of AnorMED or any of its subsidiaries having an aggregate value equal to 20% or more of the fair market value of AnorMED’s and its subsidiaries’ assets on a consolidated basis, or any license, strategic alliance, lease, supply agreement or other arrangement having a similar economic effect; (iii) any transaction to which AnorMED is a party which would result in any person owning or controlling or having the right to acquire 20% or more of the Shares; (iv) any transaction similar to the foregoing clauses (ii) or (iii) of or involving AnorMED or any of its subsidiaries; or (v) any written proposal or offer to do, or public announcement of an intention to do, any of the foregoing with or from any person.
      “Material Adverse Change” means any change, effect, event or occurrence in or on the business, operations, results of operations, assets, liabilities, obligations (whether absolute, accrued, conditional, contingent or otherwise), or condition (financial or otherwise) of AnorMED (on a consolidated basis) which is, or could likely be expected to be, material and adverse to AnorMED (on a consolidated basis) other than a change, effect, event or occurrence relating to:

(a)	the Canadian, United States or international political, economic or financial conditions in general;

(b)	the state of Canadian, United States or international securities or currency exchange markets in general;

(c)	the industry in which AnorMED and its subsidiaries operate;

(d)	changes in laws or interpretations thereof by any governmental authority;

(e)	changes in accounting requirements not specifically directed at AnorMED;

(f)	the announcement of the transactions contemplated by the Genzyme Support Agreement or other communication by Genzyme or the Offeror of its plans or intentions with respect to any of the businesses of AnorMED or any of its subsidiaries;

(g)	the consummation of the transactions contemplated by the Genzyme Support Agreement or any actions taken pursuant to the Genzyme Support Agreement;

(h)	any delay or disruption to the ordinary course of the AnorMED’s business occasioned by the announcement or implementation of the transactions contemplated by the Genzyme Support Agreement;

(i)	any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof;

(j)	any change in the market price or trading volume of the Shares;

(k)	any matter, either alone or in combination with other matters, that has been disclosed in the AnorMED’s filings under securities laws since March 31, 2001;

(l)	any suspension, rejection, refusal of or request to refile any regulatory application or filing, other than with respect to AnorMED’s MOZOBIL product candidate,

(m)	any other negative actions, requests, recommendations or decisions of the United States Food and Drug Administration (the “FDA”), Health Canada or similar governmental authority, other than with respect to AnorMED’s MOZOBIL product candidate, which would materially and adversely cause a delay in the development of such product candidate;

(n)	any change, effect, event or occurrence relating to AnorMED’s clinical trials or studies, other than a halt, hold, cessation or termination (prior to completion) of either of AnorMED’s two Phase III clinical trials concerning AnorMED’s MOZOBIL product candidate;

(o)	any change, effect, event or occurrence relating to the products, product candidates, clinical trials or studies of any other person;

(p)	safety findings with respect to a therapeutic agent other than safety reports or findings associating a fatal or severe serious adverse event with MOZOBIL, not previously detected or a significant increase in the rate of any previously seen fatal or serious severe adverse event with MOZOBIL and which, in either case, would have a materially negative impact on the label for MOZOBIL once approved; or

(q)	the payment by AnorMED of the Millennium Non-Completion fee (or any going concern note in AnorMED’s financial statements resulting from such payment).
      For greater certainty, Material Adverse Change shall be deemed to include without limitation (a) a halt, hold, cessation or termination (prior to completion) of either of AnorMED’s two Phase III clinical trials concerning AnorMED’s MOZOBIL product candidate, or (b) the suspension, rejection, refusal or request to refile of any regulatory application or filing with the FDA, Health Canada, any similar federal, state, provincial or other regulatory authority in any country with respect to AnorMED’s MOZOBIL product candidate.
      “Superior Proposal” means any bona fide written proposal for an Alternative Transaction (i) which, in the opinion of the Board, acting in good faith and after receiving the advice of its financial advisors and outside legal advisors, is reasonably capable of constituting a commercially feasible transaction taking into account all legal, financial, regulatory and other aspects of such proposal and the party making the proposal, for which adequate financial arrangements have been made to ensure that the required funds or other consideration will be available to effect payment in full for the Shares or otherwise complete such transaction and which could be carried out within a time frame that is reasonable in the circumstances, and which if consummated, would result in the Shareholders receiving a greater cash consideration per Share than contemplated by the Revised Genzyme Offer or, in the case of an Alternative Transaction including consideration other than cash, which is otherwise more favourable to Shareholders from a financial point of view than the Revised Genzyme Offer, and (ii) which did not result from a breach of the non-solicitation provisions of the Genzyme Support Agreement.
     The Revised Genzyme Offer
      The Offeror has agreed to amend the Original Genzyme Offer on the terms and conditions set forth in the Genzyme Support Agreement and, provided all of the conditions of the Revised Genzyme Offer set forth under the heading “Conditions of the Revised Genzyme Offer” set out below have been satisfied or waived, to take up and pay for all Shares validly tendered (and not withdrawn) under the Revised Genzyme Offer within the time periods required by applicable laws and in any event not later than three business days following the time at which it becomes entitled to take up such Shares under the Revised Genzyme Offer.
     Conditions of the Revised Genzyme Offer
      The Offeror will have the right to withdraw the Revised Genzyme Offer and not take up and pay for, or extend the period of time during which the Revised Genzyme Offer is open and postpone taking up and paying for, the Shares deposited under the Revised Genzyme Offer unless all of the following conditions are satisfied or the Offeror has waived them at or prior to the Expiry Time:

(a)	there shall have been validly deposited under the Revised Genzyme Offer and not withdrawn as at the Expiry Time of the Revised Genzyme Offer, such number of Shares which, together with any Shares directly or indirectly owned by the Offeror or its affiliates, represents at least 66 2/3% of the issued and outstanding Shares calculated on a fully diluted basis (the “Minimum Condition”);

(b)	all requisite governmental or regulatory consents, approvals or decisions (including, without limitation, those of any securities authorities) that are necessary in connection with the Revised Genzyme Offer shall have been obtained on terms satisfactory to the Offeror, acting reasonably, and all waiting periods imposed by applicable laws shall have expired or been terminated;

(c)	no act, action, suit, demand or proceeding shall have been threatened in writing or taken before or by any Canadian or foreign governmental authority or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada, the United States or elsewhere whether or not having the force of law; and no law, regulation or policy shall have been proposed before any governmental authority, enacted, promulgated or applied:

(i)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of any of the Shares or the right of the Offeror to own or exercise full rights of ownership of the Shares; or

(ii)	which, if the Revised Genzyme Offer was consummated, would reasonably be expected to lead to a Material Adverse Change or which would materially and adversely affect the ability of the Offeror to effect a Subsequent Acquisition Transaction;

(d)	there shall not exist any prohibition at law against the Offeror making the Revised Genzyme Offer or taking up and paying for any Shares deposited under the Offer;

(e)	AnorMED shall not have breached or failed to perform a material obligation or covenant set forth in the Genzyme Support Agreement that would result in or cause a Material Adverse Effect;

(f)	each of the representations and warranties of AnorMED set out in the Genzyme Support Agreement shall be true and correct at and as of the Expiry Time, as if made at and as of such time (except for those expressly stated to be at or as of an earlier time) in all respects except, if qualified by reference to a Material Adverse Change, to the extent of such qualification, and, except for all untrue or incorrect representations and warranties not qualified by reference to a Material Adverse Change, which individually or in the aggregate (and disregarding for this purpose any other qualifications based on materiality contained within such representations and warranties) would not result in or cause a Material adverse Effect;

(g)	the Offeror shall have received, immediately prior to the Expiry Time, a certificate of AnorMED, signed by two senior officers satisfactory to the Offeror, acting reasonably, certifying the matters set out in paragraphs (e) and (f), after due inquiry;

(h)	the Shareholder Support Agreements shall not have been terminated;

(i)	there shall not have occurred any Material Adverse Change since the date of the Support Agreement;

(j)	AnorMED shall have: (i) deferred the separation of the rights under the Rights Plan; and (ii) waived or suspended the operation of or otherwise rendered the Rights Plan inoperative in respect of the Revised Genzyme Offer;

(k)	AnorMED shall not have: (i) deferred the separation of the rights under the Rights Plan for any person other than the Offeror or Millennium and its affiliates, or (ii) waived or suspended the operation of or otherwise rendered the Rights Plan inoperative in respect of an alternative transaction other than the take-over bid for AnorMED commenced by an affiliate of Millennium on October 5, 2006;

(l)	the Board shall not have withdrawn any recommendation made by it that Shareholders accept the Revised Genzyme Offer or issued a recommendation or communication that has substantially the same effect as such withdrawal;

(m)	the Genzyme Support Agreement shall not have been terminated, and no event shall have occurred that, with notice of lapse of time or both, gives the Offeror the right to terminate the Genzyme Support Agreement; and

(n)	all of the necessary waivers, consents and approvals from other parties to the Material Contracts shall have been obtained, on terms satisfactory to the Offeror.
      The foregoing conditions shall be for the exclusive benefit of the Offeror, and may be asserted by the Offeror at any time.
      Except for the condition in paragraph (a) above (which may be varied or waived only with the prior written consent of AnorMED), the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time, both before and after the relevant Expiry Time, without prejudice to any other rights which the Offeror may have.
      The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.
     AnorMED Approval of the Revised Genzyme Offer
      AnorMED has represented to the Offeror that its Board, after receiving the advice of its financial and outside legal advisors, has unanimously (i) determined that the Revised Genzyme Offer is fair from a financial point of view to Shareholders and is in the best interests of AnorMED, (ii) approved the Genzyme Agreement, and resolved to recommend that Shareholders accept the Revised Genzyme Offer. In addition, AnorMED has represented to the Offeror that it has been advised and reasonably believes that all of AnorMED’s directors and senior executives intend to tender all of their Shares, including any Shares issued to them upon the exercise of options held by them, into the Revised Genzyme Offer.
     Modification or Waiver of Terms of the Revised Genzyme Offer
      The Genzyme Support Agreement provides that the Offeror may, in its sole discretion, modify or waive any term or condition of the Revised Genzyme Offer; provided, however, that the Offeror may not, without the prior written consent of AnorMED: (i) vary or waive the Minimum Condition; (ii) decrease the consideration per Share; (iii) change the form of consideration payable under the Revised Genzyme Offer (other than to add additional consideration, whether in cash or securities of Genzyme or otherwise); (iv) decrease the number of Shares in respect of which the Revised Genzyme Offer is made; (v) impose additional conditions to the Revised Genzyme Offer or (vi) otherwise vary the Revised Genzyme Offer (or any terms or conditions thereof) in a manner which is adverse to the Shareholders.
     Outstanding AnorMED Options
      AnorMED has agreed that, subject to the receipt of any necessary regulatory approvals, it will make such amendments to its stock option plans or option agreements thereunder, if any, as may be necessary, and take all such other steps as may be necessary or desirable, to allow all persons holding stock options, who may do so under applicable laws, to dispose of their outstanding “in-the-money” options on an accelerated vesting and cashless basis for the purpose of tendering under the Genzyme Offer all Shares issued in connection with such cashless disposition. A separate package of materials will be sent by AnorMED to each holder of options, which material will set out, in greater detail, the process relating to the disposition of options and the tendering of the resulting Shares to the Revised Genzyme Offer. The Company shall use reasonable commercial efforts to cause the cancellation, without payment of any consideration therefor, of any “out-of-the-money” options outstanding.

     Performance of the Offeror
      Under the Genzyme Support Agreement, Genzyme has unconditionally and irrevocably guaranteed, and covenanted to be jointly and severally liable with Offeror for, the due and punctual performance of each and every obligation of Dematal arising under the Genzyme Support Agreement.
     Representations and Warranties of AnorMED
      AnorMED has made customary representations and warranties in the Genzyme Support Agreement, including those in respect of the following matters, among others: (i) organization and qualification to carry on business; (ii) subsidiaries; (iii) authority relative to the Genzyme Support Agreement and enforceability of the Genzyme Support Agreement; (iv) compliance with constating documents, contracts and laws and required consents; (v) capitalization; (vi) reports filed with securities regulatory authorities; (vii) financial statements; (viii) absence of undisclosed liabilities; (ix) books and records and internal controls; (x) no Material Adverse Change; (xi) fees to brokers; (xii) conduct of business and absence of certain changes and events; (xiii) validity and enforceability of Material Contracts; (xiv) litigation; (xv) obligations payable to directors and officers; (xvi) absence of guarantees; (xvii) reporting issuer status; (xviii) compliance with laws; (xix) employment matters; (xx) tax matters; (xxi) non-arm’s length transactions; (xxii) regulatory matters; (xxiii) intellectual property matters; (xxiv) real property; (xxv) insurance matters; (xxvi) shareholder and similar agreements; (xxvii) environmental matters; and (xxviii) data room information.
     Representations and Warranties of Genzyme and the Offeror
      Genzyme and the Offeror have made customary representations and warranties in the Genzyme Support Agreement, including those in respect of the following matters, among others: (i) organization and qualification to carry on business; (ii) authority relative to the Genzyme Support Agreement and enforceability of the Support Agreement; (iii) compliance with organizational documents, contracts and laws and required consents; and (iv) availability of required funds to effect payment in full for the Shares to be acquired pursuant to the Revised Genzyme Offer.
      These representations and warranties, as well as those of AnorMED listed above, will expire upon the completion or expiration of the Revised Genzyme Offer or the termination of the Genzyme Support Agreement.
     Conduct of Business by AnorMED
      AnorMED (which for the purposes of this section includes each of its subsidiaries) has agreed that, during the period from the date of the Genzyme Support Agreement until the Genzyme Support Agreement is terminated by its terms, unless the Offeror shall otherwise agree in writing, and except as otherwise expressly permitted or specifically contemplated by the Genzyme Support Agreement or set out in AnorMED’s Disclosure Letter: (a) AnorMED will conduct business in the ordinary course and consistent with past practice and in compliance with applicable laws; and (b) AnorMED will not do or permit to occur actions relating to: (i) the amendment of AnorMED’s governing documents; (ii) the declaration, payment or setting aside of any dividend or other distribution of any kind in respect of AnorMED securities; (iii) the issuance, sale or pledge of AnorMED securities other than Shares issuable upon the exercise of options outstanding on the date of the Genzyme Support Agreement; (iv) the redemption or acquisition of AnorMED securities; (v) the split, combination or reclassification of the Shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of AnorMED; (vii) the reduction of AnorMED’s stated capital; (viii) the reorganization, amalgamation or merger of AnorMED with another person; (ix) the entering into or modification of any Contract to do any of the foregoing; (x) the sale, pledge, lease, disposition or encumbrance of assets (subject to certain limitations); (xi) the acquisition, or investment in, to another person or division thereof other than certain purchases and investments in the ordinary course of business; (xii) the incurrence of debt or liabilities or the making of loans or advances except in the ordinary course of business (subject to certain limitations); (xiii) the incurrence of capital expenses except in the ordinary course of business (subject to certain limitations); (xiv) the discharge of material claims, liabilities or obligations except those reflected in AnorMED’s financial statement or incurred since March 31, 2006 in the ordinary course of business; (xv) the relinquishment of rights of a material value or material change to Material Contracts or material permits; (xvi) the entering into of certain contracts; (xvii) the commencement or settlement of certain litigation or claims; and (xviii) the authorization or proposal of any of the foregoing. Notwithstanding any provision to the contrary under this heading “Conduct of Business by AnorMED”, from time to time after November 6, 2006, AnorMED may issue debt or equity securities to raise money for its working capital needs, provided that the amount of such financing does not exceed (i) $15 million in the aggregate for any financing or financings completed prior to November 15, 2006 or (ii) $30 million in the aggregate; and provided, further, however, that any such capital raising transaction or transactions are on an arm’s-length basis with the majority of the funds provided by an unaffiliated third-party.
      In addition, AnorMED has agreed: (i) to use reasonable efforts to maintain its insurance policies, and not to increase any coverage or premiums under any directors’ and officers’ insurance policy or implement or enter into any new policy except as contemplated under the Genzyme Support Agreement; (ii) not to take any action or omit to take any action that would or reasonably may be expected to render any of its representations and warranties under the Genzyme Support Agreement misleading or untrue in any material respect or that would or would reasonably be expected to cause any condition of the Revised Genzyme Offer not to be satisfied; (iii) subject to certain exceptions, not to create any new obligations to, or modify certain arrangements with its officers, directors, employees or consultants; (iv) to file all material documents required to be filed pursuant to applicable laws; (v) not to adopt or make certain changes to compensation plans; and (vi) to comply with certain obligations relating to tax matters.
      AnorMED has also agreed to promptly provide the Offeror with written notice of (i) the occurrence of or impending or anticipated occurrence of a Material Adverse Change; (ii) any facts or circumstances that would cause AnorMED’s representations and warranties set forth in the Genzyme Support Agreement to be misleading or untrue in any material respect or that would lead to the breach in any respect of any of AnorMED’s material covenants or obligations set forth in the Genzyme Support Agreement; or (iii) any governmental or third party complaints, investigations or hearings that could be material and adverse for the business, operation or financial condition of AnorMED or communications indicating that the same may be threatened or contemplated.
     Covenants of Genzyme and the Offeror
      Genzyme and the Offeror have agreed, among other things, (i) not to take any action, or fail to take any action, within its control that would result in any of its representations and warranties under the Genzyme Support Agreement being untrue in any material respect while the Revised Genzyme Offer is outstanding, (ii) after the take up by the Offeror of Shares pursuant to the Revised Genzyme Offer (the “Effective Time”), to use commercially reasonable efforts to maintain AnorMED’s current directors’ and officers’ insurance or a policy reasonably equivalent for the period from the Expiry Time until six years after the Expiry Time or, alternatively, Genzyme can cause AnorMED, or AnorMED may, purchase run-off insurance under its current policy provided the aggregate cost of such run-off policy is not greater than 300% of the annual premium under AnorMED’s current insurance policy, (iii) from and after the Effective Time, to, or cause AnorMED (or its successor) to, indemnify current and former directors and officers of AnorMED to the fullest extent allowed under its Charter, by-laws, existing contracts of indemnity and applicable law, and (iv) after the Effective Time, to cause AnorMED (or any successor entity) to agree to honour obligations of AnorMED to pay each employee amounts payable to such employee based on arrangements in place prior to August 31, 2006.
     Additional Agreements and Filings
      Subject to the terms and conditions of the Genzyme Support Agreement, each of the Offeror and AnorMED has agreed to use its reasonable efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Genzyme Support Agreement and to cooperate with one another in connection with the foregoing, including using reasonable efforts:

(o)	to obtain all necessary waivers, consents and approvals from other parties to certain Material Contracts;

(p)	to obtain all necessary consents, approvals and authorizations as are required to be obtained under any law;

(q)	to defend all lawsuits or other legal proceedings challenging the Genzyme Support Agreement or the consummation of the transactions contemplated thereby;

(r)	to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by the Genzyme Support Agreement;

(s)	to effect all necessary registrations and other filings and submissions of information requested by governmental authorities or required under any applicable securities laws, or any other law relating to the transactions contemplated in the Genzyme Support Agreement; and

(t)	to fulfil all conditions and satisfy all provisions of the Genzyme Support Agreement and the Revised Genzyme Offer.
     Non-Solicitation Obligation of AnorMED
      Pursuant to the Genzyme Support Agreement, AnorMED and its subsidiaries shall not, and shall instruct and direct and use reasonable efforts to cause their respective employees, financial advisors, counsel or other representatives or agents, not to, directly or indirectly (i) solicit, initiate or encourage any Alternative Transaction; (ii) participate in any discussions or negotiations with any person (other than Genzyme, the Offeror, their affiliates and their respective directors, officers, employees, agents, financial advisors, counsel or other representatives) in respect of any Alternative Transaction; (iii) permit access to AnorMED’s electronic data room or provide any confidential information relating to AnorMED or its subsidiaries to any person in connection with any Alternative Transaction; or (iv) otherwise cooperate in any way with any effort or attempt by any other person to do or seek to do any of the foregoing; provided, however, that AnorMED will not be bound by the restrictions in paragraphs (ii), (iii) and (iv) above in respect of any proposal that, in the determination of the Board, could reasonably be expected to lead to a Superior Proposal received by AnorMED from another person, which was not solicited by AnorMED, any subsidiary of AnorMED, or any of their respective employees, financial advisors, counsel or other representatives or agents after the date of the Genzyme Support Agreement, and provided, further, that AnorMED otherwise complies with all of the requirements with respect to potential Superior Proposals.
      AnorMED has also agreed to immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any third parties conducted by or on behalf of AnorMED before the date of the Genzyme Support Agreement with respect to any Alternative Transaction, and shall as soon as practicable request the return or destruction of all confidential information previously provided to any third party in connection therewith (subject to the right of the recipient to retain a copy solely for archival purposes in certain circumstances) AnorMED has agreed not to release or permit the release of any third party from any confidentiality or standstill obligation in any agreement between AnorMED and such third party, provided that such standstill obligations may be terminated by the Company in order to permit the implementation of a Superior Proposal where the Board determines that such party has made or is reasonable likely to make a Superior Proposal.
     Superior Proposal
      The Board may, subject to compliance with the Genzyme Support Agreement, withdraw, modify or change any recommendation regarding the Revised Genzyme Offer or approve, recommend or enter into an agreement in respect of a Superior Proposal, if prior to the expiry of the Revised Genzyme Offer, a Superior Proposal is received by, or offered or made to, the Company or any member of the Board, AnorMED’s senior executive, AnorMED’s financial advisor, any agent or representative of the Company or a Shareholder, and (i) in the determination of the Board acting in good faith (after receiving the advice of its outside financial and legal advisors), to refrain from taking such action would be inconsistent with the performance by the Board of its fiduciary duties under applicable law, (ii) the Genzyme Support Agreement is concurrently terminated in accordance with paragraph (f) or (g) under the heading “Termination of Genzyme Support Agreement” below, and (iii) the Company has previously, or concurrently will have, paid US$19,500,000 to Genzyme.
     Alternative Transactions
      Upon receipt by AnorMED of (i) any notice, proposal or inquiry which the Board determines in good faith could reasonably be expected to lead to an Alternative Transaction or any amendments thereto, or any other transaction which would reasonably be expected to impede, interfere with, prevent or materially delay the Revised Genzyme Offer or a Subsequent Acquisition Transaction, (ii) any request for non-public information relating to AnorMED or any of its subsidiaries in connection with an Alternative Transaction, or (iii) any request for access to the properties, books or records of AnorMED or any of its subsidiaries in connection with an Alternative Transaction, AnorMED must advise the Offeror thereof promptly by telephone and in any event no later than 24 hours thereafter give notice to the Revised Genzyme Offer thereof, including identifying the person proposing such transaction, the terms and conditions of such transaction and including a copy of any documents received by AnorMED in respect of such transaction. Prior to providing any non-public information to such person, AnorMED will confirm in writing to the Offeror that it has received from such person an executed confidentiality agreement having terms substantially similar to the confidentiality agreement between AnorMED, Genzyme and the Offeror, and will provide to the Offeror copies of all information provided to any person proposing an Alternative Transaction promptly following with the provision of such information to such person and in any event within 24 hours thereof. AnorMED must also keep the Offeror informed on a timely basis of the status, including any change to the material terms or termination of discussions or negotiations, of any such Alternative Transaction and promptly provide the Offeror with copies of any documents relating to such Alternative Transaction.
     Right to Match Superior Proposal
      If the Board determines that an Alternative Transaction constitutes a Superior Proposal, AnorMED must give the Offeror at least three business days’ advance notice of any action to be taken by the Board to withdraw, modify or change any recommendation regarding the Revised Genzyme Offer or to approve or recommend or enter into an agreement in respect of the Superior Proposal and must negotiate in good faith with the Offeror to make such adjustments to the terms and conditions of the Genzyme Support Agreement and the Revised Genzyme Offer as would enable the Offeror to proceed with the Revised Genzyme Offer, as amended. The Board must review any proposal by the Offeror to amend the terms of its Revised Genzyme Offer in order to determine, in good faith in the exercise of its fiduciary duties (after receiving advice of its financial and outside legal advisors), whether the Offeror’s proposal to amend the Revised Genzyme Offer would result in the Alternative Transaction not being a Superior Proposal.
      If any Alternative Transaction is publicly announced or made and the Board determines it is not a Superior Proposal or that a proposed amendment to the terms of the Revised Genzyme Offer would result in the Alternative Transaction not being a Superior Proposal, and the Offeror has so amended the terms of the Revised Genzyme Offer, then the Board must as soon as practicable reaffirm the Genzyme Support Agreement and its recommendation of the Revised Genzyme Offer by press release and, if required under applicable law, an updated directors’ circular.
     Termination of the Genzyme Support Agreement
      The Genzyme Support Agreement may be terminated by notice in writing:

(a)	by mutual written consent of AnorMED and Genzyme;

(b)	by AnorMED, if the date on which the Offeror first takes up and acquires Shares pursuant to the Revised Genzyme Offer has not occurred by December 22, 2006;

(c)	by the Offeror, if any condition of the Revised Genzyme Offer is not satisfied or waived by the Expiry Time;

(d)	by the Offeror if: (i) the Board or any committee thereof withdraws, modifies or changes its recommendation in favour of the Revised Genzyme Offer; or (ii) the Board or any committee thereof approves or recommends acceptance of an Alternative Transaction;

(e)	by the Offeror, if the Board or any committee thereof fails to publicly affirm its approval or recommendation of the Revised Genzyme Offer within three business days of any written request to do so from the Offeror;

(f)	by AnorMED, if AnorMED proposes to enter into a definitive agreement with respect to a Superior Proposal, provided that AnorMED has previously or concurrently will have paid Genzyme the US$19,500,000 Non-Completion Fee and further provided that AnorMED has not breached any of its covenants, agreements or obligations in the Genzyme Support Agreement, including its covenants, agreements and obligations in respect of Superior Proposals;

(g)	by either the Offeror or AnorMED, if the Offeror has been notified in writing by AnorMED of an Alternative Transaction and (i) the Offeror does not amend the Revised Genzyme Offer within three business days of AnorMED providing the requisite notice; or (ii) the Board determines, acting in good faith and in the proper discharge of its fiduciary duties, that after such three business day period the Alternative Transaction continues to be a Superior Proposal in comparison to the amended Revised Genzyme Offer of the Offeror;

(h)	by the Offeror, if there has been a breach or non-performance by AnorMED of a material obligation or covenant contained in the Genzyme Support Agreement or if any representation or warranty of AnorMED contained in the Genzyme Support Agreement is or has become untrue or incorrect after the date thereof such that the condition contained in paragraph (e) or (f) under the heading “Conditions of the Offer” above, would not be satisfied and such breach, non-performance or untruth or incorrectness is not curable or, if curable, is not cured by the earlier of such date which is 30 days from the date of notice of such breach, from the Offeror, and the Expiry Time; or

(i)	by AnorMED, if there has been a material breach or material non-performance by Genzyme or the Offeror of an obligation or covenant contained in the Genzyme Support Agreement or if any representation or warranty of Genzyme or the Offeror contained in the Genzyme Support Agreement was or has become untrue or incorrect in any material respect after the date thereof and such breach, non-performance or untruth or incorrectness is not curable or, if curable, is not cured by the earlier of such date which is 30 days from the date of notice of such breach from AnorMED, and the Expiry Time.

(j)	by the Offeror, any time on or prior to the latest time on which the Revised Genzyme Offer can be mailed under the terms of the Genzyme Support Agreement, if any any conditions in making the Revised Genzyme Offer is not satisfied or waived by such date other than as a result of Genzyme’s or the Offeror’s default under the Genzyme Support Agreement; or

(k)	by AnorMED, if the Offeror does not mail a notice of variation in accordance with the Genzyme Support Agreement amending the Original Genzyme Offer within the time prescribed by the Genzyme Support Agreement or if the Revised Genzyme Offer does not comply with the provisions thereof in any material respect.
     Non-Completion Fee
      Under the Genzyme Support Agreement, AnorMED must pay to Genzyme the sum of US$19,500,000 if:

(a)	the Genzyme Support Agreement is terminated in the circumstances set out in paragraphs (d), (e), (f) or (g) under the heading “Termination of the Genzyme Support Agreement” above; or

(b)	the Genzyme Support Agreement is terminated pursuant to paragraph (h) under “Termination of the Genzyme Support Agreement” above as a result of AnorMED being in default of its non-solicitation obligations in respect of Alternative Transactions; or

(c)	(A) prior to the termination of the Genzyme Support Agreement an Alternative Transaction is publicly announced; (B) an Alternative Transaction is consummated during the period commencing October 17, 2006 and ending 12 months following the termination of the Genzyme Support Agreement, or the Board approves or recommends an Alternative Transaction during such 12-month period and such Alternative Transaction is subsequently consummated at any time thereafter, or AnorMED enters into a definitive agreement with respect to an Alternative Transaction during such 12-month period and such Alternative Transaction is subsequently consummated at any time thereafter; and (C) the Effective Time has not occurred.
      Subject to the survival of the Supporting Shareholders’ representations and warranties regarding (i) organization, authority to enter into and carry out the Shareholder Support Agreement and enforceability of the Shareholder Support Agreement and (ii) ownership of Shares, the Shareholder Support Agreement will automatically terminate in respect of a Supporting Shareholder immediately following the completion of the purchase by the Offeror of the Supporting Shareholder’s Shares.
     Board of Directors
      AnorMED has agreed that immediately following the acquisition pursuant to the Revised Genzyme Offer by the Offeror of at least a majority of the outstanding Shares, and from time to time thereafter, AnorMED will cooperate with the Offeror and upon request will use its reasonable efforts to (i) secure the resignations of such number of AnorMED directors as may be required to enable the Offeror’s designees to be elected or appointed to the Board, and (ii) expand the size of the Board.
     Subsequent Acquisition Transaction
      Upon the Offeror taking up and paying for more than 66 2/3% of the outstanding Shares (on a fully diluted basis) under the Revised Genzyme Offer, AnorMED has agreed to assist the Offeror in acquiring the balance of the Shares as soon as practicable but in any event not later than 120 days after the Expiry Date, by such means as may be determined by the Offeror, including by way of amalgamation, statutory arrangement, capital reorganization or other transaction of AnorMED and the Offeror or an affiliate of the Offeror for consideration per Share at least equal in value to the consideration paid by the Offeror under the Revised Genzyme Offer.
Shareholder Support Agreements
      On October 17, 2006, concurrently with the execution of the Genzyme Support Agreement, Genzyme and the Offeror entered into Shareholder Support Agreements with Mr. Kenneth Galbraith, AnorMED’s Chairman and Interim Chief Executive Officer, and various funds advised by Baker Brothers (the “Supporting Shareholders”), collectively representing approximately 21.5% of the outstanding Shares on a fully diluted basis. Pursuant to the Shareholder Support Agreements, the Supporting Shareholders have agreed to deposit their Shares to the Revised Genzyme Offer subject to the conditions set forth therein. The following is a summary of the material provisions of the Shareholder Support Agreement with the Supporting Shareholders other than Mr. Galbraith, whose Shareholder Support Agreement is described below under the heading “Shareholder Support Agreement with Kenneth Galbraith”. This summary is qualified in its entirety by reference to the full text of the Shareholder Support Agreement filed by Genzyme and AnorMED with the SEC, available at www.sec.gov, and filed by AnorMED with securities regulatory authorities in Canada, and available at www.sedar.com. For the purposes of the summary below, unless indicated otherwise, the term “Supporting Shareholders” mans all Supporting Shareholders other than Kenneth Galbraith.

     Agreement to Tender
      Each of the Supporting Shareholders has agreed: (i) to accept the Revised Genzyme Offer by tendering, on or before the fifth calendar day following the mailing of the Notice of Variation in respect of the Revised Genzyme Offer by the Offeror, free and clear of all encumbrances, the Shares owned by such Supporting Shareholder together with the a letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with the Revised Genzyme Offer; and (ii) not to withdraw the Shares of such Supporting Shareholder that are deposited under the Revised Genzyme Offer except as provided under the Shareholder Support Agreement.

Non-Solicitation Covenant of the Supporting Shareholders
      Each Supporting Shareholder has agreed that, except as permitted under the Shareholder Support Agreement, it shall not, and shall cause its general partners and their respective directors, officers, employees, financial advisors, counsel, agents, trustees, partners or other representatives not to, directly or indirectly: (i) solicit, initiate or encourage any Alternative Transaction; (ii) participate in any negotiations with any person (other than the Offeror and its subsidiaries and their respective directors, officers, employees, agents, financial advisors, counsel or other representatives) regarding any Alternative Transaction; (iii) provide any confidential information relating to AnorMED or its subsidiaries to any person in connection with any Alternative Transaction; or (iv) otherwise cooperate in any way with any effort or attempt by any other person to do or seek to do any of the foregoing, provided that the Shareholder Support Agreement shall not prevent any nominee or representative of any Supporting Shareholder who is also a director of AnorMED from taking any actions solely in his or her capacity as a member of AnorMED’s Board in respect of an unsolicited bona fide Alternative Transaction under the terms of the Support Agreement.
      Each Supporting Shareholder has also agreed: (i) to immediately cease and cause to be terminated any existing discussions or negotiations with any third parties conducted before the date of the Shareholder Support Agreement with respect to any Alternative Transaction, and to request the return or destruction of all confidential written information previously provided to any third party in connection therewith; (ii) that it will not release any third party from any confidentiality or standstill agreement in respect of AnorMED that the Supporting Shareholder is party to; and (iii) that it will promptly notify the Offeror of any Alternative Transaction or any bona fide inquiry, proposal, discussions or negotiation with respect to any Alternative Transaction of which it becomes aware, except to the extent that the Supporting Shareholder has been advised by its legal counsel that to do so would cause it to breach its fiduciary duties to AnorMED or any of its subsidiaries. Such notice will include, to the extent known to such Supporting Shareholder, the material terms and conditions of the Alternative Transaction, inquiry, proposal, discussion or negotiation. Notice must be made orally and in writing to the Offeror and shall indicate, to the extent known to such Supporting Shareholder, such details of the proposal, inquiry or contact as the Offeror may reasonably request, including the identity of the person making the proposal, inquiry or contact and the terms and conditions of such Alternative Transaction, inquiry, proposal, discussion or negotiation.
     Additional Covenants of the Supporting Shareholders
      Each Supporting Shareholder has agreed, among other things, that it will not: (i) option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey any of its Shares, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing; (ii) grant or agree to grant any proxy, power of attorney or other right to vote its Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of Shareholders or give consents or approval of any kind as to its Shares; (iii) vote or cause to be voted any of its Shares in respect of any proposed action by AnorMED or its Shareholders or affiliates or any other person in a manner which would reasonably be regarded as likely to prevent or delay the successful completion of the Revised Genzyme Offer; or (iv) do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to its Shares under the Shareholder Support Agreement.

      Upon the Offeror taking up and paying for the Shares tendered by the Supporting Shareholders and acquiring Shares representing at least a majority of the then outstanding Shares, upon the written request of the Offeror, each Supporting Shareholder will or will cause any nominee or representative of the Supporting Shareholder who acts as a director of AnorMED or any of its subsidiaries to resign in an orderly manner and to assist with the appointment as directors of such person or persons designated by the Offeror.
      In addition, each Supporting Shareholder has agreed that, in the event that the Offeror concludes that it is necessary or desirable to proceed with a form of transaction other than the Revised Genzyme Offer (including, without limitation, a plan of arrangement or amalgamation) under which the Offeror and/or affiliates would effectively acquire all of the Shares on economic and other terms and conditions no less favourable to each Supporting Shareholder than those contemplated under the Shareholder Support Agreement, as determined by such Supporting Shareholder, acting reasonably, such Supporting Shareholder will support the completion of such substitute transaction in the same manner as the Revised Genzyme Offer, including by voting its Shares in favour of such substitute transaction.
     Covenants of Genzyme and the Offeror
      The Offeror has agreed: (a) to amend the Original Genzyme Offer, to cause the Revised Genzyme Offer to be made, in accordance with the terms and conditions of the Genzyme Support Agreement; (b) to comply with its obligations set forth in the Genzyme Support Agreement; and (c) not to amend the Genzyme Support Agreement or the Revised Genzyme Offer to (i) vary or waive the Minimum Condition; (ii) decrease the consideration per Share; (iii) change the form of consideration payable under the Revised Genzyme Offer (other than to add additional consideration); (iv) decrease the number of Shares in respect of which the Revised Genzyme Offer is made; (v) impose additional conditions to the Revised Genzyme Offer; (vi) otherwise vary the Revised Genzyme Offer (or any terms or conditions thereof) in a manner which is adverse to the Supporting Shareholders; or (vii) extend the period of time for mailing the Notice of Variation for the Revised Genzyme Offer except as contemplated under the Genzyme Support Agreement.
     Representations and Warranties of the Supporting Shareholders
      Each Supporting Shareholder has made representations in the Shareholder Support Agreement in respect of the following matters, among others: (i) organization, authority to enter into and carry out the Shareholder Support Agreement and enforceability of the Shareholder Support Agreement; (ii) ownership of Shares; (iii) compliance with organizational documents, contracts and laws; (iv) absence of any other agreements relating to the purchase, acquisition or transfer of Shares; (v) absence of any voting trust or other similar agreements; (vi) absence of required consents; (vii) absence of any current, pending or threatened legal proceeding or any judgments, decrees or orders against the Supporting Shareholder that would adversely affect in any manner the ability of the Supporting Shareholder to enter into the Shareholder Support Agreement and to perform its obligations thereunder or the title of the Supporting Shareholder to any of its Shares; (viii) absence of agreements with AnorMED; and (ix) absence of claims against AnorMED.
     Representations and Warranties of Genzyme and the Offeror
      Genzyme and the Offeror has made representations and warranties in the Shareholder Support Agreement in respect of the following matters, among others: (i) organization of the Offeror; (ii) authority to enter into and carry out the Shareholder Support Agreement and enforceability of the Shareholder Support Agreement; (iii) compliance with organizational documents, contracts and laws; (iv) absence of any required consents; and (v) absence of any current, pending or threatened legal proceeding or any judgments, decrees or orders against the Offeror or any of its affiliates that would adversely affect in any manner the ability of the Parent or the Offeror to enter into the Shareholder Support Agreement and to perform its obligations thereunder.

     Termination of the Shareholder Support Agreement
      The Shareholder Support Agreement may be terminated:

(a)	in respect of a Supporting Shareholder, by a written instrument executed by the Genzyme, the Offeror and the Supporting Shareholder;

(b)	by Genzyme and the Offeror with respect to any Supporting Shareholder if:

(i)	any of the representations and warranties of the Supporting Shareholder under the Shareholder Support Agreement are not true and correct in all material respects;

(ii)	the Supporting Shareholder has not complied with its material covenants to Genzyme and the Offeror contained in the Shareholder Support Agreement;

(iii)	the Offeror is not required to make the Revised Genzyme Offer under the terms and conditions of the Genzyme Support Agreement;

(iv)	any condition to completion of the Revised Genzyme Offer under the Genzyme Support Agreement, each of which is set forth above under “Genzyme Support Agreement — Conditions of the Revised Offer”, is not satisfied or waived prior to the Expiry Time; or

(v)	the Genzyme Support Agreement has been terminated in accordance with its terms;

(c)	by any Supporting Shareholder (in respect of only its obligations) if:

(i)	any of the representations and warranties of Genzyme or the Offeror under the Shareholder Support Agreement are not true and correct in all material respects;

(ii)	either Genzyme or the Offeror has not complied with its material covenants to the Supporting Shareholder contained in the Shareholder Support Agreement;

(iii)	the terms of the Revised Genzyme Offer do not conform with the provisions of the Genzyme Support Agreement;

(iv)	the take-up date has not occurred by December 22, 2006;

(v)	the Offeror has not mailed the Notice of Variation for the Revised Genzyme Offer within the time period provided for in the Genzyme Support Agreement;

(vi)	the Genzyme Support Agreement has been terminated in accordance with its terms; or

(vii)	a bona fide written proposal is made for an Alternative Transaction that is available to all holders of Shares on identical terms which, if consummated in accordance with its terms, would result in a transaction more favourable to the Supporting Shareholder from a financial point of view than the Revised Genzyme Offer, as determined by such Supporting Shareholder, acting reasonably (a “Shareholder Superior Proposal”), and the Offeror does not increase the consideration under the Revised Genzyme Offer to consideration at least equivalent to the consideration under the Shareholder Superior Proposal on or prior to the earlier to occur of (1) the third business day after the Supporting Shareholders or AnorMED, whichever is first, have advised the Offeror that they or it, as applicable, consider such Alternative Transaction to be a Shareholder Superior Proposal and (2) the last day on which the Supporting Shareholder can prudently withdraw the Shares it has deposited under the Revised Genzyme Offer in order to tender, deposit or otherwise deliver such Shares to the third party making the Shareholder Superior Proposal.
      In the event that the Shareholder Support Agreement is terminated as set out above, the Offeror shall no longer be required to make or pursue the Revised Genzyme Offer and, if the Revised Genzyme Offer has been made, the Supporting Shareholders shall be entitled to withdraw their Shares from the Revised Genzyme Offer.

      Subject to the survival of the Supporting Shareholders’ representations and warranties regarding (i) organization, authority to enter into and carry out the Shareholder Support Agreement and enforceability of the Shareholder Support Agreement and (ii) ownership of Shares, the Shareholder Support Agreement will automatically terminate in respect of a Supporting Shareholder immediately following the completion of the purchase by the Offeror of the Supporting Shareholder’s Shares.
Shareholder Support Agreement with Kenneth Galbraith
      In addition to the Shareholder Support Agreement entered into by the Supporting Shareholders described above, Genzyme and the Offeror have entered into a Shareholder Support Agreement with Kenneth Galbraith, AnorMED’s Chairman and Interim Chief Executive Officer pursuant to which Mr. Galbraith has agreed to deposit by the Expiry Time any Shares he holds to the Revised Genzyme Offer subject to the conditions set forth in Mr. Galbraith’s Shareholder Support Agreement. As of the date of Mr. Galbraith’s Shareholder Support Agreement, Mr. Galbraith held options to acquire 105,000 Shares.
      Under Mr. Galbraith’s Shareholder Support Agreement, Mr. Galbraith is subject to substantially the same terms as outlined above in the “Shareholders Support Agreements”. The following is a summary of some material differences of Mr. Galbraith’s Shareholder Support Agreement, which summary is qualified in its entirety by reference to the full text of Mr. Galbraith’s Shareholder Support Agreement filed by AnorMED with the SEC, available at www.sec.gov, and with securities regulatory authorities in Canada, and available at www.sedar.com.
      Mr. Galbraith has agreed that, except as permitted under the Shareholder Support Agreement, he shall not accept or approve or recommend any Alternative Transaction.
      Mr. Galbraith has additionally agreed that he shall (i) not take any action which may reasonably be regarded as likely to reduce the success of or delay or interfere with the completion of the Revised Genzyme Offer and (ii) use commercially reasonable efforts in his capacity as a holder of Shares to assist AnorMED and the Offeror to successfully complete the Revised Genzyme Offer.
      Mr. Galbraith’s Shareholder Support Agreement stipulates that nothing in the Shareholder Support Agreement shall prevent Mr. Galbraith, as a director of AnorMED, from taking any actions solely in his capacity as a member of the Board in respect of an unsolicited bona fide Alternative Transaction under the terms and conditions of the Genzyme Support Agreement.
OWNERSHIP OF SECURITIES OF GENZYME
      None of AnorMED, its directors, executive officers and senior officers and, to their knowledge after reasonable enquiry, none of their respective associates, affiliates or any person or company acting jointly or in concert with AnorMED, owns (directly or indirectly), or exercises control or direction over, securities of Genzyme.
INTERESTS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
IN MATERIAL CONTRACTS OF GENZYME
      Except for the Genzyme Support Agreement and Shareholder Support Agreements, no contracts, arrangements, agreements, commitments or understandings (including as to any payments or other benefits to be made or given by way of compensation for loss of office or as to the Directors, executive officers or senior officers remaining or retiring from office if the Revised Genzyme Offer is successful) have been made or proposed to be made between Genzyme, its executive officers, senior officers, directors or affiliates, and AnorMED or any of AnorMED’s directors, executive officers, senior officers or affiliates. None of AnorMED’s directors, executive officers or senior officers are directors, executive officers or senior officers of Genzyme or any subsidiary of Genzyme. None of AnorMED’s directors, executive officers or senior officers, their respective associates and affiliates or, to the knowledge of the directors, executive officers or senior officers after due enquiry, the principal shareholders, have any interest in any material contract to which Genzyme is a party.
ARRANGEMENTS BETWEEN ANORMED AND ITS DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
      Except as set forth below, no contracts, arrangements, agreements, commitments or understandings have been made or are currently proposed to be made between AnorMED or its affiliates and any of its directors, executive officers or senior officers, or their respective affiliates, as to any matter, including as to any payments or other benefits to be made or given by way of compensation for loss of office or as to the directors, executive officers or senior officers remaining in or retiring from office if the Revised Genzyme Offer is successful.
      Except as set forth below, there is no actual or potential conflict of interest between AnorMED or its affiliates and any of its directors, executive officers, senior officers or their respective affiliates.
Strategic Initiatives Committee
      Each of the members of the Strategic Initiatives Committee will receive a fee of $1,000 for each meeting of the Strategic Initiatives Committee they attend in person and $500 for attendance at such meetings by teleconference. In addition, they are entitled to compensation for the services performed by them in discharging their duties as determined by the Compensation Committee of AnorMED and will be reimbursed for all out-of-pocket expenses incurred by them in the performance of these services.
Existing Employment Arrangements
      AnorMED currently has employment agreements with Mr. Brennan, Dr. Bridger, Dr. Calandra and Mr. Levonyak each of which provide for a base salary that is reviewed annually by AnorMED’s President and Chief Executive Officer based on the applicable individual’s annual performance evaluations. Mr. Brennan’s employment agreement provides for a discretionary bonus of up to 27.5% of gross annual salary and $25,000 upon the hiring of a CEO or a change of control of the Company. Dr. Bridger’s and Mr. Levonyak’s employment agreements provide for a discretionary bonus of up to 35% of gross annual salary. Dr. Calandra’s employment agreement provides for an automatic bonus of 12.5% of gross annual salary, and a discretionary bonus of up to an additional 22.5% of gross annual salary. These agreements provide for the maintenance of life insurance policies (with the proceeds payable to such beneficiaries as they may designate) and, in the event of termination of employment, for severance payments equal to twelve month’s salary plus one month’s salary for each complete year of service, up to a maximum of fifteen months for Dr. Bridger and for severance payments equal to six month’s salary plus one month’s salary for each complete year of service to a maximum of twelve months for Dr. Calandra, Mr. Levonyak and Mr. Brennan. The agreements also provide for standard benefits and enrolment in AnorMED’s stock option plan.
      We also entered into severance agreements on July 23, 2004 with each of our executive officers and senior officers, which provide for special compensation arrangements for such executives in the event of a change in control. A change of control occurred on April 21, 2006, by virtue of a change in our Board. As a result of the change of control, our executive officers and senior officers became entitled to the following pursuant to the severance agreements entered into on July 23, 2004:

1.	A retention bonus became payable to ensure that executives have incentives to remain in place for at least six months after the change in control. As long as the respective executives do not terminate their employment with us voluntarily (except in the instance of constructive dismissal) or are terminated for cause prior to six months from the change of control:

(a)	the options held by these executives at the time of the change in control will vest and become exercisable six months after the change in control or on the date of termination; and

(b)	the executives will also receive a retention bonus consisting of 12 months’ lump sum salary and bonuses (the bonus being calculated on 50% of the maximum bonus target).

2.	In addition, if the executive’s employment with us is terminated within 24 months after a change in control in circumstances other than death, permanent disability or cause, the executive will receive a severance payment equal to 24 month’s salary and one half of bonuses for this period from the date of termination, with 50% to be reduced for the period in which the executive is employed with another employer.
Any retention bonus paid to such executive will be deducted from the severance payment.
Equity Compensation Plan
      On September 19, 2006 the shareholders of the Company approved the AnorMED 2006 Incentive Stock Option Plan (the “2006 Plan”), previously adopted by the Board of Directors on July 27, 2006. The 2006 Plan replaces the Incentive Stock Option Plan of AnorMED Inc., amended and restated as of September 7, 2000, as of July 26, 2001, as of June 12, 2003, and as of June 30, 2004 (the “1996 Plan”). Options granted and outstanding pursuant to the 1996 Plan continue to be governed by the terms of the 1996 Plan. To date, no options have been granted pursuant to the 2006 Plan.
      Under the terms of the 1996 Plan, the Board of Directors has the general power, subject to certain exceptions, to amend the terms and conditions of options granted pursuant to the 1996 Plan. In accordance with TSX policies currently in effect, such a “general amending” provision as contained in the 1996 Plan allows the Board to amend the vesting provisions of options granted under the 1996 Plan and to allow for a cashless disposition of options. The Board of Directors has amended the 1996 Plan to provide that any option granted under the 1996 Plan will automatically vest on October 21,2006 and to provide for a cashless disposition feature on such terms and conditions as may be determined by the Compensation Committee of the Board.
Cash Incentive Program, Cash in Lieu of Options Program and Special Bonus Program
     Cash Incentive Program
      Pursuant to a cash incentive program (“Cash Incentive Program”) available to the Company’s employees (“Employees”), Vice-Presidents and Director of Human Resources (collectively, the “Managers”), such Employees and Managers are eligible to receive annual cash bonuses based upon the attainment of certain personal and/or corporate goals. In September, 2006, the Board of Directors modified the Cash Incentive Program such that in the event of a sale of the Company prior to May 1, 2007 (a “Transaction”), eligible Employees and Managers will be entitled to receive at least 100% of the annual bonus that such Employee or Manager would have been eligible to receive based upon the achievement of 100% of their personal and/or corporate goals.
      Payments to Employees under the Cash Incentive Program (and the Cash In Lieu of Options, as defined below) are limited to an aggregate amount of $1,250,000. Employees will be eligible to participate in the Cash Incentive Program if they: (i) are employed by the Company (A) on the closing date of a Transaction or (B) at the expiry time of a take-over bid, provided that the offeror under any such bid has given notice of its acceptance for payment of shares deposited pursuant to such bid; or (ii) are terminated by the Company (other than for cause, as defined in their severance agreements, if applicable) after the date of the announcement of a Transaction (such date being September 1, 2006).
      Payments to Managers under the Cash Incentive Program are limited to $625,000 and will be payable to those Managers who: (i) are employed by the Company (A) on the closing date of a Transaction or (B) at the expiry time of a take-over bid, provided that the offeror under any such bid has given notice of its acceptance for payment of shares deposited pursuant to such bid; or (ii) are terminated by the Company (other than for cause, as defined in their severance agreements) following the announcement of a Transaction (being September 1, 2006).

     Cash in Lieu of Options Program
      In September 2006, the Board of Directors implemented a cash in lieu of options program (“Cash in Lieu of Options Program”) for Employees who, but for the restrictions on the grant of stock options imposed as a result of the announcement of the Genzyme Offer and the ensuing strategic review process that was undertaken by the Company, would have otherwise been granted options on that date. Payments to Employees under the Cash in Lieu of Options Program and the Cash Incentive Program are limited to an aggregate amount of $1,250,000.
     Special Bonus Program
      In September 2006, the Board of Directors implemented a special cash bonus program (“Special Bonus Program”) for Employees, Managers, directors and officers of the Company pursuant to which they would be eligible to receive discretionary bonuses upon the successful completion of a Transaction. Payments under the Special Bonus Program are limited to $2,250,000 and made to those persons determined by the Compensation Committee of the Board who: (i) are employed or otherwise engaged by the Company (A) on the closing date of a Transaction or (B) at the expiry time of a take-over bid, provided that the offeror under any such bid has given notice of its acceptance for payment of shares deposited pursuant to such bid; or (ii) are terminated by the Company (other than for cause, as defined in their severance agreements, if applicable) following the announcement of a Transaction (being September 1, 2006).
     Memorialization of Compensation Programs
      The Company intends to enter into written agreements with its employees, officers and consultants to provide for the payment of monies under the Cash Incentive Program, Cash in Lieu of Options Program and Special Bonus Program on such terms as the Board of Directors, or the Compensation Committee of the Board of Directors, may determine in its sole discretion, provided that such amounts do not exceed the maximum amounts for each of the programs noted above. Payments will be made under the Cash Incentive Program, Cash in Lieu of Options Program and Special Bonus Program: (i) on or promptly following the closing date of a Transaction (other than a Transaction undertaken by way of a take-over bid); or (ii) on or promptly following the Business Day following the Expiry Time (it being understood that such term is not intended to refer to the expiration time of any Subsequent Offering Period, as defined in the Bid Circular), provided that such amounts shall be paid prior to the Effective Time.
OWNERSHIP OF SECURITIES BY DIRECTORS, EXECUTIVE OFFICERS
AND SENIOR OFFICERS
      The following table sets out the names and positions with AnorMED of each of its directors, executive officers and senior officers and the number and percentage of outstanding securities beneficially owned, directly or indirectly, or over which control or direction is exercised by each such person and, where known after reasonable enquiry, by their respective associates and any person or company acting jointly or in concert with AnorMED as of October 17, 2006:

			Number of
	Number of	Percentage of	Common
	Common	Common	Shares Under		Percentage of
Name	Shares	Shares(2)	Options		Options(3)

EXECUTIVE OFFICERS AND SENIOR OFFICERS
Kenneth H. Galbraith, C.A.(1)	Nil	0.00%	105,000	(4)	4.64%
Chairman of the Board, Director and Interim Chief Executive Officer
W.J. (Bill) Adams, C.A.	16,000	0.04%	210,000		9.28%
Chief Financial Officer, Vice President Finance, Secretary and Treasurer

				Number of
	Number of		Percentage of	Common
	Common		Common	Shares Under	Percentage of
Name	Shares		Shares(2)	Options	Options(3)

Paul A. Brennan	7,000		0.02%	105,000	4.64%
Vice President, Business Development, Acting President and Director
Gary J. Bridger, Ph.D.	110,000		0.26%	210,000	9.28%
Vice President, Research and Development, and Chief Scientific Officer
Gary B. Calandra, M.D., Ph.D.	25,000		0.06%	175,000	7.74%
Vice President, Clinical Development
Renato Skerlj	3,000		0.01%	120,000	5.31%
Vice President, Chemistry
Mark Levonyak	Nil		0.00%	80,000	3.54%
Vice President, Marketing
NON-EXECUTIVE DIRECTORS
Klaus R. Veitinger, M.D., Ph.D.	Nil		0.00%	30,000	1.33%
Vice Chairman and Director
Felix J. Baker, Ph.D.(1)	9,411,500	(5)	22.42%	25,000	1.11%
Director
Joseph P. Dougherty, Ph.D.(1)	Nil		0.00%	30,000	1.33%
Director
Henry J. Fuchs, M.D.	Nil		0.00%	30,000	1.33%
Director
William L. Hunter, M.D.(1)	Nil		0.00%	30,000	1.33%
Director
Jacques R. Lapointe	Nil		0.00%	30,000	1.33%
Director
I. Berl Nadler	5,000		0.01%	30,000	1.33%
Director
Kelvin M. Neu, M.D.	Nil		0.00%	30,000	1.33%
Director

Notes:

(1)	Member of AnorMED’s Strategic Initiatives Committee.

(2)	As at October 17, 2006, the number of Shares issued and outstanding was 42,124,034.

(3)	As at October 17, 2006, the total number of Shares subject to options outstanding was 2,261,871.

(4)	As part of the compensation for his role as Chairman and Interim CEO, Mr. Galbraith was granted options to purchase 75,000 Shares that vest in equal annual instalments.

(5)	Dr. Baker is a managing partner of a group of funds that beneficially own, in the aggregate, 9,411,500, or 22.34%, of AnorMED’s issued and outstanding Shares.
PRINCIPAL HOLDERS OF ANORMED SHARES
      As of October 5, 2006, to the knowledge of the directors, executive officers and senior officers of AnorMED identified under “Ownership of Securities by Directors, Executive Officers and Senior Officers”,

the only persons who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the Shares are indicated below:

Number of
	Common Shares	Approximate
	Beneficially Owned	Percentage of Total
	or Over Which	Issued and
	Control or Direction	Outstanding
Name	is Exercised	Common Shares

Baker Biotech Fund I, L.P., Baker Biotech Fund II, L.P., Baker/ Tisch Investments, L.P., Baker Bros. Investments L.P., Baker Bros. Investments II, L.P., Baker Biotech Fund II(Z), L.P., Baker Biotech Fund III, L.P., Baker Biotech Fund III(Z), L.P. and 14159, L.P.	9,411,500	22.34%
      Dr. Felix Baker is a managing partner of Baker Biotech Fund I, L.P., Baker/ Tisch Investments, L.P., Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., 14159, L.P. and Baker Brothers Life Sciences, L.P. which beneficially own, in the aggregate 9,411,500, or 22.34%, of AnorMED’s issued and outstanding Shares.
TRADING IN ANORMED SHARES
      During the six months preceding the date hereof, none of the directors, executive officers or senior officers nor, to their knowledge after reasonable enquiry, any of their respective associates, affiliates or any person holding more than 10% of the Shares or any person or company acting jointly or in concert with AnorMED, has traded any Shares.
ISSUANCES OF ANORMED SECURITIES
AnorMED Shares
      Except as set forth below, no securities of AnorMED have been issued to the directors, executive officers or senior officers of AnorMED during the two years preceding the date of this Notice of Change.

			Number of
Name	Nature of Trade	Date of Trade	Common Shares	Price Per Security

Renato Skerlj	Exercise of Options	March 6, 2006	5,000	C$2.68
Gary B. Calandra	Exercise of Options	June 16, 2006	15,000	C$2.68
Gary J. Bridger	Exercise of Options	June 20, 2006	60,000	US$2.00

Options
      The options referred to below were issued under AnorMED’s stock option plan during the two years preceding the date of this Notice of Change to directors, executive officers and senior officers of AnorMED.

	Number of			Exercise Price
Name	Options Granted	Date of Issue	Expiry Date	(in C$)

Felix J. Baker	5,000	September 16, 2004	September 16, 2009	$6.00
Felix J. Baker	5,000	December 14, 2005	December 14, 2010	$4.42
W.J. Bill Adams	20,000	May 1, 2005	May 1, 2010	$4.00
Paul A. Brennan	15,000	May 1, 2005	May 1, 2010	$4.00
Gary J. Bridger	20,000	May 1, 2005	May 1, 2010	$4.00
Gary B. Calandra	20,000	May 1, 2005	May 1, 2010	$4.00
Renato Skerlj	15,000	May 1, 2005	May 1, 2010	$4.00
Mark Levonyak	80,000	September 6, 2005	September 6, 2010	$4.63
Joseph P. Dougherty	30,000	May 19, 2006	May 19, 2011	$8.25
Henry J. Fuchs	30,000	May 19, 2006	May 19, 2011	$8.25
Kenneth H. Galbraith	30,000	May 19, 2006	May 19, 2011	$8.25
Kenneth H. Galbraith	75,000	June 16, 2006	June 16, 2011	$7.01
William L. Hunter	30,000	May 19, 2006	May 19, 2011	$8.25
Jacques R. Lapointe	30,000	May 19, 2006	May 19, 2011	$8.25
1. Berl Nadler	30,000	May 19, 2006	May 19, 2011	$8.25
Kelvin M. Neu	30,000	May 19, 2006	May 19, 2011	$8.25
Klaus R. Veitinger	30,000	May 19, 2006	May 19, 2011	$8.25
PERSONS RETAINED IN CONNECTION WITH THE REVISED GENZYME OFFER
      Goldman Sachs was retained to render financial advisory services to the Board and the Strategic Initiatives Committee in connection with the analysis and consideration of, and response to, the Original Genzyme Offer, the Millennium Offer and the Revised Genzyme Offer. AnorMED will pay Goldman Sachs customary and performance related fees for its services, including a retainer fee that is not contingent on the consummation of a transaction, and a transaction fee if a sale of AnorMED is consummated. In addition, AnorMED has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses incurred in connection with the provision of its services, and to indemnify Goldman Sachs against certain liabilities arising out of or in connection with its engagement.
      AnorMED has retained Kingsdale Shareholder Services Inc. as information agent and proxy solicitation agent with respect to the Original Genzyme Offer, the Millennium Offer, and the Revised Genzyme Offer. AnorMED has agreed to pay Kingsdale Shareholder Services Inc. reasonable customary and performance related compensation for its services and has agreed to reimburse Kingsdale Shareholder Services Inc. for its out-of-pocket expenses incurred in connection therewith. AnorMED has also agreed to indemnify Kingsdale Shareholder Services Inc. against certain liabilities arising out of or in connection with its engagement.
      AnorMED has retained James Hoggan & Associates, Inc. as its public relations advisor with respect to the Original Genzyme Offer, the Millennium Offer, and the Revised Genzyme Offer. AnorMED has agreed to pay James Hoggan & Associates, Inc. reasonable customary compensation for its services and has agreed to reimburse James Hoggan & Associates, Inc. for its out-of-pocket expenses incurred in connection therewith. AnorMED has agreed to indemnify James Hoggan & Associates, Inc. against certain liabilities arising out of or in connection with its engagement.

      Certain of our officers and directors may also have engaged or engage in solicitation in connection with the Original Genzyme Offer, Millennium Offer and the Revised Genzyme Offer. Such persons will not receive any compensation for providing any such services.
      Except as set forth above, neither AnorMED nor any person acting on its behalf has employed, retained or agreed to compensate any person making solicitations or recommendations to AnorMED shareholders in connection with the Original Genzyme Offer, the Millennium Offer or the Revised Genzyme Offer. Executive officers and senior officers of AnorMED may make solicitations and recommendations in connection with the Original Genzyme Offer, the Millennium Offer and the Revised Genzyme Offer, although they will not receive any additional compensation for so doing.
OTHER INFORMATION
      Except as disclosed in this Notice of Change, there is no information that is known to the Board that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Revised Genzyme Offer.
MATERIAL CHANGES IN THE AFFAIRS OF ANORMED
      Except as otherwise described in this Notice of Change or as otherwise publicly disclosed, none of the directors, executive officers or senior officers of AnorMED are aware of any information that indicates any material change in the affairs or prospects of AnorMED since June 30, 2006, the date of the last published interim financial statements of AnorMED.
STATUTORY RIGHTS
      Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
      Certain statements contained in this Notice of Change under the sections entitled “The Revised Genzyme Offer”, “Reasons for Recommendation to Accept the Revised Genzyme Offer”, “Intentions of Directors, Senior Officers and others with respect to the Revised Genzyme Offer”, as well as the letter to Shareholders included herewith, are forward-looking statements and forward-looking information within the meaning of applicable securities laws in the United States and Canada, respectively (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding AnorMED’s strategy, future operations, timing and completion of clinical trials, prospects and plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. AnorMED cautions readers not to place undue reliance on these statements as a number of important factors could cause AnorMED’s actual results to differ materially from the beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.

      Although AnorMED’s management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this Notice of Change include, but are not limited to, statements about:

•	AnorMED’s expectation that the Revised Genzyme Offer will be open for acceptance until the Expiry Time unless extended or withdrawn;

•	AnorMED’s expectation that the Chairman of AnorMED and various funds advised by Baker Brothers intend to tender all of their AnorMED Shares to the Revised Genzyme Offer, except in certain circumstances;

•	AnorMED’s expectation that it can cause to be done all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by the Genzyme Support Agreement;

•	AnorMED’s expectation that Genzyme can cause to be done all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by the Genzyme Support Agreement;

•	AnorMED potentially entering into a transaction designed to generate greater shareholder value than the Revised Genzyme Offer (a “potential transaction”);

•	AnorMED’s estimates of the market potential for its products;

•	AnorMED’s expectation that MOZOBIL, if approved, would address a substantial unmet medical need in the area of stem cell transplantation and generate significant earnings;

•	AnorMED’s expectation that if approved by the FDA, MOZOBIL will be a significant generator of earnings;

•	AnorMED’s confidence that the likelihood of success of the pivotal trial and subsequent regulatory approval of MOZOBIL for the stem cell transplantation indication is high;

•	AnorMED’s expectation that its management has the capability to obtain regulatory approvals, commercialize and finance MOZOBIL and its other drug candidates;

•	AnorMED’s expectation that MOZOBIL can be used to increase the effectiveness of standard chemotherapy in the treatment of leukemia, and the significant potential sales increase associated therewith;

•	AnorMED’s expectation that it will initiate clinical studies for MOZOBIL for use as a chemosensitizer for treatment of leukemia patients;

•	The potential sales increase of MOZOBIL in the use of stem cell therapy for tissue repair;

•	AnorMED’s additional valuation drivers beyond MOZOBIL, namely its leading platform in the inhibition of the CXCR4 receptor, which AnorMED expects to offer a significant opportunity in the treatment of HIV, as well as various oncological and inflammatory diseases;

•	AnorMED’s expectation that its identification of additional pre-clinical CXCR4 inhibitors could be brought into clinical development for additional indications in the near term;

•	AnorMED’s preclinical CCR5 program, where a lead compound is currently on track to be ready for testing by the end of 2007;

•	AnorMED’s expectation that it will receive cash proceeds from the exercise of stock options and milestone and royalty payments from several licensees;

•	AnorMED’s expectation that it will obtain patents and other intellectual property rights for its drug candidates;

•	AnorMED’s expectation that it will be able to protect its intellectual property rights and not infringe on the intellectual property rights of others; and

•	AnorMED’s expectations with respect to future growth and revenue.
      With respect to the forward-looking statements contained in this Notice of Change, AnorMED has made numerous assumptions regarding, among other things:

•	AnorMED’s ability to cause to be done all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by the Genzyme Support Agreement;

•	Genzyme’s ability to cause to be done all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by the Genzyme Support Agreement;

•	AnorMED’s ability to estimate the market potential for its products;

•	AnorMED’s ability to obtain regulatory approvals for MOZOBIL and its other drug candidates;

•	AnorMED’s ability to generate significant earnings from MOZOBIL;

•	AnorMED’s ability to assess the likelihood of success of the trial and subsequent regulatory approval of MOZOBIL for the stem cell transplantation indication;

•	AnorMED’s ability to demonstrate that MOZOBIL can be used to increase the effectiveness of standard chemotherapy in the treatment of leukemia, and obtain significant sales in connection therewith;

•	AnorMED’s ability to initiate clinical studies for MOZOBIL for use as a chemosensitizer for treatment of leukemia patients;

•	AnorMED’s ability to realize the potential sales increase of MOZOBIL in the use of stem cell therapy for tissue repair;

•	AnorMED’s ability to develop its additional valuation drivers beyond MOZOBIL;

•	AnorMED’s ability to bring into clinical development its identification of additional pre-clinical CXCR4 inhibitors for additional indications in the near term;

•	AnorMED’s ability to receive cash proceeds from the exercise of stock options and milestone and royalty payments from several licensees;

•	AnorMED’s ability to obtain patents and other intellectual property rights for its drug candidates;

•	AnorMED’s ability to protect its intellectual property rights and to not infringe on the intellectual property rights of others; and

•	AnorMED’s ability to project future growth and revenue.
      The foregoing list of assumptions is not exhaustive.
      Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including:

•	AnorMED may not have the ability to cause to be done all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by the Genzyme Support Agreement;

•	Genzyme may not have the ability to cause to be done all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by the Genzyme Support Agreement;

•	AnorMED may not have the ability to estimate the market potential for its products;

•	AnorMED may not have the ability to obtain regulatory approvals for MOZOBIL and its other drug candidates;

•	AnorMED may not have the ability to file a NDA for marketing approval with the United States FDA in the second half of 2007;

•	AnorMED may not have the ability to generate significant earnings from MOZOBIL;

•	AnorMED may not have the ability to assess the likelihood of success of the trial and subsequent regulatory approval of MOZOBIL for the stem cell transplantation indication;

•	AnorMED may not have the ability to sell MOZOBIL at an attractive price with attractive margins;

•	AnorMED may not have the ability to demonstrate that MOZOBIL can be used to increase the effectiveness of standard chemotherapy in the treatment of leukemia, and obtain significant sales in connection therewith;

•	AnorMED may not have the ability to initiate clinical studies for MOZOBIL for use as a chemosensitizer for treatment of leukemia patients;

•	AnorMED may not have the ability to realize the potential sales increase of MOZOBIL in the use of stem cell therapy for tissue repair;

•	AnorMED may not have the ability to develop its additional valuation drivers beyond MOZOBIL;

•	AnorMED may not have the ability to bring into clinical development its identification of additional pre-clinical CXCR4 inhibitors for additional indications in the near term;

•	AnorMED may not have the ability to receive cash proceeds from the exercise of stock options and milestone and royalty payments from several licensees;

•	AnorMED may not have the ability to obtain patents and other intellectual property rights for its drug candidates;

•	AnorMED may not have the ability to protect its intellectual property rights and to not infringe on the intellectual property rights of others; and

•	AnorMED may not have the ability to project future growth and revenue.
      The Board believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements speak only as of the date of this Notice of Change. The Board does not intend, and does not assume any obligations, to update these forward-looking statements except as required by law.
CURRENCY AND EXCHANGE RATES
      All references to US$ contained herein are to United States dollars. All references to $ and C$ contained herein are to Canadian dollars. On October 16, 2006, the last trading day before the Revised Genzyme Offer was made, the noon rate of exchange as reported by the Bank of Canada was C$1.00 = US$0.8783.
AVAILABILITY OF DISCLOSURE DOCUMENTS
      AnorMED is a reporting issuer or the equivalent in all provinces of Canada, and its Shares are registered pursuant to Section 12(b) of the United States Securities Exchange Act of 1934, as amended. As a result, AnorMED files continuous disclosure documents and other documents with the applicable securities regulatory authorities in Canada and with the SEC. Continuous disclosure documents are available for review at the Canadian securities regulators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com and at the SEC’s website at www.sec.gov.

OTHER MATTERS
      The principal office of AnorMED is located at #200 — 20353 64th Avenue, Langley, British Columbia, Canada, V2Y 1N5, and the telephone number at such office is (604) 530-1057.
      This document will be filed with the SEC as an exhibit to AnorMED’s Solicitation/ Recommendation Statement on Schedule 14D-9. Shareholders are advised to read the Notice of Change and the Solicitation/ Recommendation Statement on Schedule 14D-9 (including the other exhibits thereto) in their entirety because they contain important information. Copies of the Solicitation/ Recommendation Statement on Schedule 14D-9 are, and any other documents filed by AnorMED in connection with the Revised Genzyme Offer will be, available free of charge from the SEC’s website at www.sec.gov.
      The Shares are listed and posted for trading on the TSX under the symbol “AOM” and on the NASDAQ Global Market under the symbol “ANOR” (on September 8, 2006, the Shares were delisted from the American Stock Exchange and listed on the NASDAQ Global Market).
APPROVAL OF NOTICE OF CHANGE
      The contents of this Notice of Change and the delivery thereof have been approved and authorized by the Board.

CONSENT OF GOLDMAN, SACHS & CO.
PERSONAL AND CONFIDENTIAL
October 17, 2006
Strategic Initiatives Committee of the Board of Directors
Board of Directors
AnorMED Inc.
Suite 200
20353 64th Avenue
Langley, British Columbia V2Y 1N5
Re: Notice of Change to Directors’ Circular, dated October 17, 2006, of AnorMED Inc.
Ladies and Gentlemen:
Reference is made to our opinion letter, dated October 17, 2006, with respect to the fairness from a financial point of view to the holders of the outstanding common shares (the “Shares”) of AnorMED Inc. (the “Company”) of the US$13.50 per Share in cash proposed to be received by holders of the Shares in the Offer (as defined in the opinion letter), pursuant to the Support Agreement, dated as of October 17, 2006, between Genzyme Corporation and the Company.
The foregoing opinion letter was provided for the information and assistance of (i) the Strategic Initiatives Committee of the Board of Directors of the Company appointed to review and evaluate the transaction contemplated therein and (ii) the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement, directors’ circular or any other document, except in accordance with our prior written consent. We understand that the Company has determined to include our opinion in the above-referenced Notice of Change to Directors’ Circular.
In that regard, we hereby consent to the reference to our opinion under the captions “Recommendation of the Board of Directors”, “Reasons for Accepting the Revised Genzyme Offer” and “Background to the Revised Genzyme Offer” and to the inclusion of the foregoing opinion in the above-referenced Notice of Change to Directors’ Circular.
Very truly yours,

(GOLDMAN, SACHS & CO.)

CERTIFICATE
DATED: October 17, 2006
      The foregoing, together with the Directors’ Circular dated September 5, 2006, contain no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

(Signed) Kenneth H. Galbraith Chairman and Interim Chief Executive Officer	(Signed) William J. Adams Vice President, Finance, Chief Financial Officer, Secretary and Treasurer
On behalf of the Board of Directors

(Signed) Dr. William L. Hunter Director	(Signed) Dr. Joseph P. Dougherty Director

SCHEDULE A
GLOSSARY
In this Notice of Change, unless the context otherwise requires:
“affiliate” means, as the context requires, a person or entity that is an “affiliate” within the meaning of such term under applicable securities laws in Canada and/or under the rules adopted by the SEC under the United States Securities Exchange Act of 1934, as amended;
“AnorMED Shares” or “Shares” means the common shares of AnorMED;
“associate” means, as the context requires, a person or entity that is an “associate” within the meaning of such term under applicable securities laws in Canada and/or under the rules adopted by the SEC under the United States Securities Exchange Act of 1934, as amended;
“Board of Directors” or “Board” means the board of directors of AnorMED;
“Dematal” means Dematal Corp., an unlimited company incorporated under the laws of the Province of Nova Scotia;
“Directors’ Circular” means the directors’ circular of AnorMED dated October 5, 2006;
“directors” means the members of the Board of Directors as of the date of this Notice of Change;
“executive officer” means a person or entity that is an “executive officer” within the meaning of such term under the rules adopted by the SEC under the United States Securities Exchange Act of 1934, as amended;
“Genzyme” means Genzyme Corporation, a corporation incorporated under the laws of the State of Massachusetts;
“Genzyme Support Agreement” means the support agreement dated October 17, 2006 between AnorMED and Genzyme;
“Goldman Sachs” means Goldman, Sachs & Co.;
“Goldman Sachs Opinion” means the fairness opinion, dated October 16, 2006, of Goldman Sachs provided to the Strategic Initiatives Committee and the Board of Directors that, subject to and based upon the assumptions, limitations and qualifications described therein, the US$13.50 offered for each AnorMED Share in the Revised Genzyme Offer pursuant to the Genzyme Support Agreement is fair from a financial point of view to Shareholders, a copy of which is attached as Schedule B attached to the Notice of Change.
“Millennium” means Millennium Pharmaceuticals, Inc., a corporation incorporated under the laws of the State of Delaware;
“Millennium Non-Completion Fee” means the conditional US$19.5 million payment by AnorMED to Millennium pursuant to the Millennium Support Agreement;
“Millennium Support Agreement” means the support agreement dated September 26, 2006 between AnorMED and Millennium;
“Millennium Shareholder Support Agreement” means the shareholder support agreements between Millennium and each of the Supporting Shareholders;
“Millennium Offer” means the offer made by Sidney Acquisitions ULC, an indirect wholly-owned subsidiary of Millennium Pharmaceuticals, Inc. to purchase all of the Shares of AnorMED for consideration of US$12.00, in cash per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase and Circular, letter of acceptance and transmittal and notice of guaranteed delivery of Sidney Acquisitions ULC and Millennium Pharmaceuticals, Inc., each dated October 5, 2006, which offer was terminated on October 17, 2006;
“Offeror” means Dematal;

A-1

“Original Genzyme Offer” means the offer made by Dematal Corp. by way of a take-over bid for all of the outstanding Shares of AnorMED for US$8.55 per Share, payable in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and Circular, letter of acceptance and transmittal and notice of guaranteed delivery of Dematal Corp. and Genzyme, each dated September 1, 2006, and as amended by the Notice of Variation and Extension dated October 10, 2006;
“Rights Plan” means the Limited Duration Shareholder Rights Plan, dated effective August 29, 2006 between AnorMED and Computershare Investor Services Inc.;
“SEC” means the United States Securities and Exchange Commission;
“senior officer” means a person or entity that is a “senior officer” within the meaning of such term under applicable securities laws in Canada;
“Shareholders” means the holders of Shares;
“Shareholder Support Agreements” means the shareholder support agreements between Genzyme and each of the Supporting Shareholders;
“Strategic Initiatives Committee” means the Strategic Initiatives Committee of the Board of Directors, consisting of, Mr. Kenneth Galbraith, Dr. Felix Baker, Dr. Joseph P. Dougherty, and Dr. William L. Hunter;
“Subsequent Acquisition Transaction” has the meaning set out under the heading “Agreements Relating to the Revised Genzyme Offer — Genzyme Support Agreement — Subsequent Acquisition Transaction”;
“subsidiary” means, as the context requires, a “subsidiary” within the meaning of such term under applicable securities laws in Canada and/or under the rules adopted by the SEC under the United States Securities Exchange Act of 1934, as amended;
“Supporting Shareholders” means those persons that have a signed a Shareholder Support Agreement, being: Baker Biotech Fund I, L.P.; Baker/ Tisch Investments, L.P.; Baker Bros. Investments, L.P.; Baker Bros. Investments II, L.P.; 14159, L.P.; Baker Brothers Life Sciences, L.P.; and Mr. Kenneth Galbraith; and
“TSX” means the Toronto Stock Exchange.

A-2

SCHEDULE B
OPINION OF GOLDMAN, SACHS & CO.
PERSONAL AND CONFIDENTIAL
October 17, 2006
Strategic Initiatives Committee of the Board of Directors
Board of Directors
AnorMED Inc.
Suite 200
20353 64th Avenue
Langley, British Columbia V2Y 1N5
Ladies and Gentlemen:
      You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding common shares (the “Shares”) of AnorMED Inc. (the “Company”) of the US$13.50 per Share in cash proposed to be received by such holders in the Offer (as defined below), pursuant to the Support Agreement, dated as of October 17, 2006 (the “Agreement”), between Genzyme Corporation (“Genzyme”) and the Company. The Agreement provides for a tender offer for all of the Shares (the “Offer”) by Dematal Corp., a direct wholly owned subsidiary of Genzyme (the “Offeror”), and further provides that subsequent to the Offer, the Offeror may acquire the balance of the Shares not accepted in the Offer by such means as may be determined by the Offeror, including by way of amalgamation, statutory arrangement, capital reorganization or other transaction of the Company and the Offeror or an affiliate of the Offeror.
      Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Offer. The Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We also may provide investment banking services to the Company, Genzyme or their respective affiliates in the future. In connection with the above-described investment banking services we may receive compensation.
      Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Genzyme and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Genzyme for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.
      In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Information Forms of the Company for the five fiscal years ended March 31, 2006;

B-1

certain quarterly reports to shareholders of the Company; certain other communications from the Company to its shareholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the biopharmaceutical industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.
      We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Senior management of the Company has provided to us, in a certificate delivered as of the date hereof, representations regarding, among other things, the accuracy of the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company and the absence of changes thereto.
      Our opinion does not address the underlying business decision of the Company to engage in the Transaction. In addition, our opinion does not address the relative merits of the Transaction to any other alternative business transaction, or any other alternatives, or whether or not such alternatives could be achieved. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of (i) the Strategic Initiatives Committee of the Board of Directors of the Company and (ii) the Board of Directors of the Company in connection with their respective considerations of the Transaction, and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer.
      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the US$13.50 per Share in cash proposed to be received by the holders of the Shares in the Offer pursuant to the Agreement is fair from a financial point of view to such holders.
Very truly yours,

(GOLDMAN, SACHS & CO.)

B-2

Any questions or requests for assistance may be directed to
Kingsdale Shareholder Services Inc. at the telephone numbers and location set out below:
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